Form 10-K, Exhibit 13
period 1995-08-31
WD 40 CO
filed 1995-11-13
CIK 105132

REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

PRICE WATERHOUSE LLP                                                [LOGO]

October 4, 1995

To the Board of Directors and
Shareholders of WD-40 Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
San Diego, California

                WD-40 COMPANY CONSOLIDATED STATEMENT OF INCOME
                ----------------------------------------------

                                                         Year ended August 31
                                              ----------------------------------------
                                                  1995          1994          1993
                                              ------------  ------------  ------------
Net sales...................................  $116,776,000  $112,166,000  $108,964,000
Cost of product sold........................    50,229,000    47,028,000    44,686,000
                                              ------------  ------------  ------------
Gross profit................................    66,547,000    65,138,000    64,278,000
                                              ------------  ------------  ------------

Operating expenses:

   Selling, general and administrative......    24,092,000    22,185,000    21,333,000
   Advertising and sales promotion..........    10,973,000    10,570,000     9,909,000
   Litigation settlement....................                  12,628,000     2,500,000
                                              ------------  ------------  ------------
                                                35,065,000    45,383,000    33,742,000
                                              ------------  ------------  ------------
Income from operations......................    31,482,000    19,755,000    30,536,000
                                              ------------  ------------  ------------
Interest income, net........................     1,118,000       621,000       897,000
Other income, net...........................        53,000       107,000       297,000
                                              ------------  ------------  ------------
Income before income taxes..................    32,653,000    20,483,000    31,730,000
Provision for income taxes..................    12,200,000     7,800,000    12,400,000
                                              ------------  ------------  ------------
Net income..................................  $ 20,453,000  $ 12,683,000  $ 19,330,000
                                              ============  ============  ============
Earnings per share..........................  $       2.66  $       1.65  $       2.52
                                              ============  ============  ============
Average number of shares outstanding........     7,700,239     7,686,124     7,660,462
                                              ============  ============  ============

See accompanying notes to consolidated financial statements.

WD-40 COMPANY CONSOLIDATED BALANCE SHEET
----------------------------------------

                                                       August 31,
                                               --------------------------
                                                  1995            1994
                                               -----------    -----------
ASSETS
Current assets:
   Cash and cash equivalents.................. $11,090,000    $13,515,000
   Short-term investments.....................  13,227,000      9,156,000
   Trade accounts receivable, less
     allowance for cash discounts and
     doubtful accounts of $476,000 and
     $443,000.................................  17,088,000     14,875,000
   Product held a contract packagers..........   2,307,000      3,767,000
   Inventories................................   2,570,000      2,470,000
   Other current assets.......................   3,298,000      1,499,000
                                               -----------    -----------

     Total current assets.....................  49,580,000     45,282,000

Property, plant and equipment, net............   3,467,000      3,159,000
Long-term investments.........................   4,378,000      4,711,000
Other assets..................................   2,154,000      1,720,000
                                               -----------    -----------

                                               $59,579,000    $54,872,000
                                               ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities... $ 4,749,000    $ 4,298,000
   Accrued payroll and related expenses.......   2,619,000      2,372,000
   Income taxes payable.......................   3,053,000        902,000
   Current portion of long-term debt..........     659,000        615,000
                                               -----------    -----------

     Total current liabilities................  11,080,000      8,187,000

Long-term debt................................   3,132,000      3,791,000
Deferred employee benefits....................     862,000        799,000
                                               -----------    -----------

                                                 3,994,000      4,590,000
Shareholders' equity:
   Common stock, no par value, 9,000,000
     shares authorized - 7,703,155 and
     7,692,975 shares issued and outstanding..   6,083,000      5,720,000
   Paid-in capital............................     321,000        292,000
   Retained earnings..........................  38,251,000     36,433,000
   Cumulative translation adjustment..........    (150,000)      (350,000)
                                               -----------    -----------

     Total shareholders' equity...............  44,505,000     42,095,000

Commitments and contingencies (Note 10)
                                               -----------    -----------

                                               $59,579,000    $54,872,000
                                               ===========    ===========

See accompanying notes to consolidated financial statements.

WD-40 COMPANY CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------

                                              Common Stock                                     Cumulative
                                      -------------------------     Paid-in       Retained     translation
                                        Shares         Amount       Capital       earnings      adjustment
                                      ----------     ----------    --------     -----------    -----------
Balance at August 31, 1992            $7,647,892     $4,616,000    $221,000      $39,719,000    $  655,000

Issuance of common stock upon
   exercise of options                    29,978        893,000
Repurchase of common stock upon
   exercise of options                    (7,089)      (329,000)
Cash dividends                                                                   (17,621,000)
Change in cumulative translation
   adjustment                                                                                   (1,791,000)
Net income                                                                        19,330,000
                                      ----------     ----------    --------      -----------    ----------
Balance at August 31, 1993             7,670,781      5,180,000     221,000       41,428,000    (1,136,000)

Issuance of common stock upon
   exercise of options                    30,965        961,000
Repurchase of common stock upon
   exercise of options                    (8,771)      (421,000)
Cash dividends                                                                   (17,678,000)
Compensatory stock options                                           71,000
Change in cumulative translation
   adjustment                                                                                      786,000
Net income                                                                        12,683,000
                                      ----------     ----------    --------      -----------     ---------

Balance at August 31, 1994             7,692,975      5,720,000     292,000       36,433,000      (350,000)

Issuance of common stock upon
   exercise of options                    10,180        363,000
Cash dividends                                                                   (18,635,000)
Compensatory stock options                                           29,000
Change in cumulative translation
   adjustment                                                                                      200,000
Net income                                                                        20,453,000
                                      ----------     ----------    --------      -----------    ----------
Balance at August 31, 1995            $7,703,155     $6,083,000    $321,000      $38,251,000    $ (150,000)
                                      ==========     ==========    ========      ===========    ==========

See accompanying notes to consolidated financial statements.

              WD-40 COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS
              --------------------------------------------------

                                                                              Year ended August 31,
                                                                  --------------------------------------------
                                                                      1995            1994             1993
                                                                  -----------     ------------     ------------
Cash flows from operating activities:
   Net income..................................................   $20,453,000     $ 12,683,000     $ 19,330,000
   Adjustments to reconcile net income to
     net cash provided by operating activities:
     Depreciation and amortization.............................       996,000          844,000          551,000
     Loss on sale of equipment.................................       124,000           39,000          176,000
     Non-cash compensation.....................................        29,000           71,000
     Changes in assets and liabilities:
       Trade accounts receivable...............................    (2,205,000)        (838,000)         905,000
       Product held at contract packagers......................     1,460,000       (3,767,000)
       Inventories.............................................       (78,000)       3,103,000       (1,219,000)
       Long-term deferred income taxes.........................      (639,000)         (37,000)         (91,000)
       Other assets............................................    (1,585,000)          47,000         (457,000)
       Accounts payable and accrued expenses...................       650,000         (427,000)         843,000
       Income taxes payable....................................     2,166,000       (1,483,000)       1,122,000
       Long-term deferred employee benefits....................        63,000           98,000          701,000
                                                                  -----------     ------------     ------------

         Net cash provided by operating activities.............    21,434,000       10,333,000       21,861,000
                                                                  -----------     ------------     ------------

Cash flows from investing activities:
   (Increase) decrease in short-term investments...............    (4,077,000)       1,739,000          756,000
   Decrease in investment with bonding agency..................                      8,117,000          157,000
   Proceeds from sale of equipment.............................       307,000          170,000          303,000
   Capital expenditures........................................    (1,371,000)        (796,000)      (1,357,000)
                                                                  -----------     ------------     ------------

         Net cash (used in) provided by investing activities...    (5,141,000)       9,230,000         (141,000)
                                                                  -----------     ------------     ------------

Cash flows from financing activities:
   Proceeds from issuance of common stock......................       363,000          540,000          564,000
   Repayments of long-term debt................................      (615,000)        (594,000)
   Dividends paid..............................................   (18,635,000)     (17,678,000)     (17,621,000)
                                                                  -----------     ------------     ------------

         Net cash used in financing activities.................   (18,887,000)     (17,732,000)     (17,057,000)
                                                                  -----------     ------------     ------------

Effect of exchange rate changes on cash........................       169,000          802,000         (874,000)
                                                                  -----------     ------------     ------------

(Decrease) increase in cash and cash equivalents...............    (2,425,000)       2,633,000        3,789,000
Cash and cash equivalents at beginning of year.................    13,515,000       10,882,000        7,093,000
                                                                  -----------     ------------     ------------

Cash and cash equivalents at end of year.......................   $11,090,000     $ 13,515,000     $ 10,882,000
                                                                  ===========     ============     ============

Non-cash investing and financing activities:

   Long-term investment in low income housing (Note 8).........   $               $  2,000,000     $  3,000,000
                                                                  ===========     ============     ============

   Long-term debt related to low income housing
     investment (Note 8).......................................   $               $  2,000,000     $  3,000,000
                                                                  ===========     ============     ============

   Repurchase of common stock upon exercise of options.........   $               $    421,000     $    329,000
                                                                  ===========     ============     ============


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION
     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, WD-40 Products (Canada) Ltd., WD-40 Company Ltd. (U.K.) and WD-40 Company (Australia) Pty. Ltd. All significant intercompany transactions and balances have been eliminated.

     CASH AND CASH EQUIVALENTS
     Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

     DIVERSIFICATION OF CREDIT RISK
     The Company's policy is to place its cash, cash equivalents and investments in high credit quality financial institutions, government agencies and corporate entities and to limit the amount of credit exposure.

     REVENUE RECOGNITION
     Revenues are recognized upon the shipment of product to third party wholesalers.

     PRODUCT HELD AT CONTRACT PACKAGERS
     Product held at contract packagers represents the inventory held at United States, Australian and Canadian contract packagers underlying their obligation to pay the Company for the inventory acquired during 1995.

     These contract packagers will continue to package WD-40 to rigid specifications, and upon order from WD-40 Company, ship ready-to-sell WD-40 to the Company's customers. The United States contract packagers, rather than the Company, are responsible for inventory control. The Company does not record a sale on the inventory until such inventory is purchased by third party wholesalers.

     INVENTORIES
     Inventories are stated at the lower of average cost or market. The inventory balance primarily represents inventory owned by WD-40 Company Ltd. (U.K.) and concentrate owned by WD-40 Company (U.S.).

     PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are stated at cost. Depreciation has been computed principally using the straight-line method based upon estimated useful lives of thirty to forty years for buildings and improvements and three to fifteen years for machinery and equipment.

     ADVERTISING COSTS
     The Company expenses the production costs of advertising when the liabilities arise.

     INCOME TAXES
     Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from temporary differences in financial reporting and tax bases of assets and liabilities. Deferred income tax expense is the net change during the year in the deferred income tax liability or asset.

     FOREIGN CURRENCY TRANSLATION
     The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income and are not material.

     EARNINGS PER SHARE
     Earnings per share are based upon the weighted average number of shares outstanding during each year increased by the effect of dilutive stock options, when applicable, using the treasury stock method.

     RECLASSIFICATIONS
     Certain 1994 and 1993 balances have been reclassified to conform to the 1995 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 2 - SELECTED FINANCIAL STATEMENTS INFORMATION

                                                           August 31,
                                                    -------------------------
                                                       1995           1994
                                                    -----------    ----------
Inventories:
   Finished goods..............................     $ 2,197,000    $ 2,173,000
   Raw materials...............................         373,000        297,000
                                                    -----------    -----------
                                                    $ 2,570,000    $ 2,470,000
                                                    ===========    ===========

Property, plant and equipment:
   Land........................................     $   254,000    $   254,000
   Building and improvements...................       1,721,000      1,721,000
   Machinery and equipment.....................       4,529,000      3,891,000
                                                    -----------    -----------
                                                      6,504,000      5,866,000
Accumulated depreciation.......................      (3,037,000)    (2,707,000)
                                                    -----------    -----------

                                                    $ 3,467,000    $ 3,159,000
                                                    ===========    ===========

NOTE 3 - BUSINESS SEGMENT AND FOREIGN OPERATIONS

     The Company operates in one business segment: the manufacture and sale of a multi-purpose lubricant principally through retail chain stores, automotive parts outlets and industrial distributors and suppliers.

     Information regarding the Company's operations in different geographic areas is summarized below. WD-40 Company (U.S.) includes all domestic and intercompany sales, as well as sales to the Caribbean, Mexico, South America and the Pacific Rim, except for Australia and New Zealand. WD-40 Company (U.S.) export sales were $13,413,000, $10,633,000 and $8,307,000 in
     1995, 1994 and 1993, respectively. WD-40 Company Ltd. (U.K.) includes sales to Europe, the Middle East and Africa. WD-40 Products (Canada) Ltd. and WD-40 Company (Australia) Pty. Ltd. are included in other foreign subsidiaries. Substantially all sales by these operations are to customers within Canada and Australia.

                                                       Year ended August 31,
                                         ------------------------------------------------
                                             1995              1994              1993
                                         ------------      ------------      ------------
Net sales:
   WD-40 Company (U.S.)...............   $ 86,547,000      $ 83,550,000      $ 83,245,000
   WD-40 Company Ltd. (U.K.)..........     24,116,000        20,129,000        17,573,000
   Other foreign subsidiaries.........      6,978,000         9,577,000         9,535,000
   Intercompany.......................       (865,000)       (1,090,000)       (1,389,000)
                                         ------------      ------------      ------------
                                         $116,776,000      $112,166,000      $108,964,000
                                         ============      ============      ============


                                                      Year ended August 31,
                                         ------------------------------------------------
                                             1995              1994              1993
                                         ------------      ------------      ------------
Operating profit:
   WD-40 Company (U.S.)...............   $ 23,391,000      $ 24,480,000      $ 26,201,000
   WD-40 Company Ltd. (U.K.).........      6,693,000         5,462,000         4,044,000
   Other foreign subsidiaries.........      1,398,000         2,441,000         2,791,000
   Interest income, net...............      1,118,000           621,000           897,000
   Other income, net..................         53,000           107,000           297,000
   Litigation settlement..............                      (12,628,000)       (2,500,000)
                                         ------------      ------------      ------------
Income before income taxes............   $ 32,653,000      $ 20,483,000      $ 31,730,000
                                         ============      ============      ============

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

                                                              Year ended August 31,
                                                   ------------------------------------------
                                                      1995            1994            1993
                                                   -----------     -----------     -----------
Identifiable assets:
   WD-40 Company (U.S.).........................   $45,587,000     $42,421,000     $43,110,000
   WD-40 Company Ltd. (U.K.)....................    12,443,000       8,810,000      10,791,000
   Other foreign subsidiaries...................     1,549,000       3,641,000       4,883,000
                                                   -----------     -----------     -----------

                                                   $59,579,000     $54,872,000     $58,784,000
                                                   ===========     ===========     ===========

NOTE 4 - INCOME TAXES
Effective September 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which superseded SFAS No. 96, the Company's previous method of accounting for income taxes.

The provision for income taxes includes the following:

                                                              Year ended August 31,
                                                   ------------------------------------------
                                                      1995            1994            1993
                                                   -----------     -----------     -----------
Current tax provision:
   United States................................   $ 8,021,000     $ 3,531,000     $ 7,982,000
   State........................................     1,971,000       1,600,000       1,900,000
   Foreign......................................     2,995,000       2,796,000       2,931,000
                                                   -----------     -----------     -----------
     Total current..............................    12,987,000       7,927,000      12,813,000
                                                   -----------     -----------     -----------

Deferred tax (benefit) provision:
   United States................................      (792,000)       (131,000)       (382,000)
   Foreign......................................         5,000           4,000         (31,000)
                                                   -----------     -----------     -----------

     Total deferred.............................      (787,000)       (127,000)       (413,000)
                                                   -----------     -----------     -----------
                                                   $12,200,000     $ 7,800,000     $12,400,000
                                                   ===========     ===========     ===========

Deferred tax assets included in other current assets are comprised of the following:

                                                       August 31, 1995      August 31, 1994
                                                       ---------------      ---------------
Accrued employee benefits............................     $329,000             $ 35,000
State income taxes...................................      275,000              292,000
Reserves and allowances..............................      180,000              104,000
Net operating losses of subsidiary...................                           109,000
                                                          --------             --------

Gross deferred tax assets............................      784,000              540,000
Deferred tax assets valuation allowance..............                          (109,000)
                                                          --------             --------

                                                          $784,000             $431,000
                                                          ========             ========

Long-term deferred tax assets and (liabilities) included in other assets are comprised of the following:

                                                       August 31, 1995      August 31, 1994
                                                       ---------------      ---------------
Depreciation.........................................    $(216,000)            $(196,000)
Foreign tax credit...................................      586,000               204,000
Deferred compensation................................      362,000               334,000
Other................................................       85,000                41,000
                                                         ---------             ---------
                                                         $ 817,000             $ 383,000
                                                         =========             =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

     A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                                           Year Ended August 31,
                                                                 -------------------------------------------
                                                                    1995            1994             1993
                                                                 -----------     -----------     -----------
Amount computed at U.S. statutory federal rate.................  $11,429,000     $ 7,169,000     $11,106,000
State income taxes, net of federal benefit.....................    1,235,000       1,040,000       1,235,000
Affordable housing credits.....................................     (111,000)        (85,000)
Competent authority refund.....................................                     (345,000)
Other..........................................................     (353,000)         21,000          59,000
                                                                 -----------     -----------     -----------

                                                                 $12,200,000     $ 7,800,000     $12,400,000
                                                                 ===========     ===========     ===========

     Income taxes paid in 1995, 1994 and 1993 amounted to $11,643,000, $9,221,000 and $11,017,000, respectively.

NOTE 5 - STOCK OPTIONS

     The Company has an incentive stock option plan whereby the Board of Directors may grant officers and key employees options to purchase an aggregate of not more than 440,000 shares of the Company's common stock at a price not less than 100 percent of the fair market value of the stock at the date of grant. Options are generally exercisable one year after grant and may not be granted for terms in excess of ten years. At August 31, 1995 options for 134,125 shares were exercisable and options for 186,705 shares were available for future grants.

     A summary of the options outstanding under the Company's Stock Option Plan during the three years ended August 31, 1995 is as follows:

                                             Number of        Option price
                                               shares           per share
                                             ---------      ---------------
Outstanding at August 31, 1992.............   105,674       $19.50 - $34.25
    Options granted........................    57,500           $40.00
    Options exercised......................   (29,978)      $19.50 - $34.25
    Options canceled.......................      (600)          $40.00
                                             --------       ---------------

Outstanding at August 31, 1993.............   132,596       $24.50 - $40.00
    Options granted........................    54,700           $47.50
    Options exercised......................   (30,965)      $24.50 - $40.00
    Options canceled.......................    (7,011)      $30.88 - $47.50
                                             --------       ---------------

Outstanding at August 31, 1994.............   149,320       $24.50 - $47.50
    Options granted........................    58,900           $42.50
    Options exercised......................   (10,180)      $30.68 - $40.00
    Options canceled.......................    (5,381)      $40.00 - $47.50
                                             --------       ---------------
Outstanding at August 31, 1995.............   192,659       $24.50 - $47.50
                                             ========       ===============

NOTE 6 - EMPLOYEE BENEFIT PLANS

     The Company has a combined Money Purchase Pension Plan and Profit Sharing Plan for the benefit of its regular full-time employees. The Plans provide for annual contributions into a trust to the extent of 10% of covered employee compensation for the Money Purchase Pension Plan and as approved by the Board of Directors for the Profit Sharing Plan, but which may not exceed the amount deductible for income tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

     The Plans may be amended or discontinued at any time by the Company. Plan expenses for 1995, 1994 and 1993 approximated $1,029,000, $987,000 and
     $965,000, respectively.

     The Company has a Salary Deferral Employee Stock Ownership Plan whereby regular full-time employees who have completed one year of service can defer a portion of their income through contributions to a trust. The Plan provides for Company contributions to the trust, as approved by the Board of Directors, equal to fifty percent or more of the compensation deferred by employees, but not in excess of the amount deductible for income tax purposes. Company contributions to the trust are invested in the Company's common stock. The Plan may be amended or discontinued at any time by the Company. Company contribution expense for 1995, 1994 and 1993 was approximately $104,000, $118,000 and $44,000, respectively.

     The Company has agreed to provide fixed retirement benefits to certain of its key executives. The Company's gross liability related to these agreements approximates $2,523,000 of which $862,000, representing the present value of these obligations to employees for service through August 31, 1995, has been accrued.

     The Company has life insurance policies on certain of its key executives. As of August 31, 1995, the aggregate cash surrender value of these policies is $1,337,000 which is included in other assets. Keyman Life Insurance Premiums paid by the Company in 1995, 1994 and 1993 were $91,000, $91,000 and $91,000, respectively.

Note 7 -- Investments

     Effective September 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments subject to the standard are required to be carried at fair value, unless they are held-to-maturity. Adoption of this accounting treatment had no effect on the Company's financial position or results of operations as all of the Company's investments that are subject to this standard are classified as held-to-maturity and are carried at amortized cost.

     The following is a summary of held-to-maturity securities all of which mature in one year or less:

                                                                   Held-to-Maturity Securities
                                                 -------------------------------------------------------------
                                                                     Gross           Gross           Estimated
                                                                   Unrealized      Unrealized          Fair
                                                    Cost             Gains           Losses           Values
                                                 -----------        --------        --------       -----------
August 31, 1994

U.S. Treasury securities......................   $ 5,883,000        $171,000        $ 1,000        $ 6,053,000
State and local government securities.........     5,045,000           1,000         13,000          5,033,000
U.S. Corporate securities.....................     2,299,000          42,000                         2,341,000
                                                 -----------        --------        -------        -----------
                                                 $13,227,000        $214,000        $14,000        $13,427,000
                                                 ===========        ========        =======        ===========

                                                                   Held-to-Maturity Securities
                                                 -------------------------------------------------------------
                                                                     Gross           Gross           Estimated
                                                                   Unrealized      Unrealized          Fair
                                                    Cost             Gains           Losses           Values
                                                 -----------        --------        --------       -----------
August 31, 1994

U.S. Treasury securities......................    $3,955,000         $ 1,000        $61,000         $3,895,000
State and local government securities.........     3,005,000                         11,000          2,994,000
U.S. Corporate securities.....................       964,000                          1,000            963,000
Other debt securities.........................     1,232,000          48,000                         1,280,000
                                                  ----------         -------        -------         ----------
                                                  $9,156,000         $49,000        $73,000         $9,132,000
                                                  ==========         =======        =======         ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

Note 8 - Long Term Investment and Related Debt

     On August 31, 1993 and December 13, 1994, the Company purchased partnership units in an affordable housing tax credit fund for $3,000,000 and $2,000,000, respectively. The Company's decision to invest in the fund was due to the favorable tax credits that are available over the investment period of 15 years, subject to certain tax restrictions. The investment is accounted for at historical cost, amortized on a straight line basis over 15 years. Amortization expense for the years ended August 31, 1995 and 1994 was $333,000 and $289,000, respectively.

     The Company entered into seven year promissory notes to fund its investments in the affordable housing tax credit fund. Each note is secured by the corresponding investment and bears interest at 7.0%. Interest and principal payments on each note are $559,000 and $370,000, respectively, due annually each January through 2000. Interest paid in fiscal 1995 and 1994 was $314,000 and $98,000, respectively.

Note 9 - Settlement of Litigation

     In February 1989, an action was filed against the Company in the Superior Court of California by eight former commissioned sales representatives. The plaintiffs alleged that their contracts were wrongfully terminated when the Company replaced all of its United States commissioned sales representatives with an in-house sales force. In January 1992, a jury awarded the plaintiffs damages for breach of contract in the amount of $10,291,000. Subsequent to the California Supreme Court's denial of the Company's petition for review in April 1994, the Company paid the original judgment, accrued interest and court costs of $12,628,000 in final settlement of this matter.

     During April 1992, an action was brought against the Company by two former commissioned sales corporations. The action arose out of similar circumstances as the above-referenced action brought against the Company in 1989. On April 8, 1993, the Company reached an out-of-court settlement for the total sum of $2,500,000 which is recorded as legal expense in fiscal year 1993. This settlement did not constitute an admission of liability by WD-40 Company for any of the claims asserted in the action.

Note 10 - Commitments and Contingencies

     The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or will not have a material adverse effect on the Company's financial position or results of operations.

     The Company was committed under certain noncancelable operating leases at August 31, 1995 which provide for the following minimum lease payments:
     1996, $174,000; 1997, $111,000; 1998, $56,000; 1999, $15,000; 2000, $2,000.
     Rent expense for the years ended August 31, 1995, 1994 and 1993 approximated $192,000, $154,000 and $165,000, respectively.

Note 11 - Subsequent Event

     On September 25, 1995, the Company declared a cash dividend of $.62 per share payable on October 30, 1995 to shareholders of record on October 10, 1995.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
------------------------------------------

The following table set forth certain unaudited quarterly financial information for each of the two years in the period ended August 31, 1995.

                                                                                    Earnings
                                        Net             Gross            Net         (loss)
                                       sales            profit      income (loss)   per share
                                   ------------      -----------    -------------   ---------
November 30, 1993................  $ 28,882,000      $16,671,000     $ 5,214,000     $ .68
February 28, 1994................    27,555,000       16,150,000      (2,709,000)     (.35)
May 31, 1994.....................    29,459,000       16,872,000       5,270,000       .68
August 31, 1994..................    26,270,000       15,445,000       4,908,000       .64
                                   ------------      -----------     -----------     -----

                                   $112,166,000      $65,138,000     $12,683,000     $1.65
                                   ============      ===========     ===========     =====

November 30, 1994................  $ 29,769,000      $17,133,000     $ 5,519,000     $ .72
February 28, 1995................    29,389,000       17,092,000       5,608,000       .73
May 31, 1995.....................    29,916,000       16,696,000       4,896,000       .63
August 31, 1995..................    27,702,000       15,626,000       4,430,000       .58
                                   ------------      -----------     -----------     -----

                                   $116,776,000      $66,547,000     $20,453,000     $2.66
                                   ============      ===========     ===========     =====

STOCK INFORMATION
-----------------

                                           Fiscal 1995                        Fiscal 1994
                                   -------------------------------      -----------------------------
                                     High       Low       Dividend         High       Low     Dividend
                                   -------    --------    --------      ---------   --------  --------
First Quarter....................  43 5/8      41 1/2        .60         48 3/4        43        .50
Second Quarter...................  44 3/4      39            .60         48 3/4        43        .60
Third Quarter....................  44 1/4      39            .60         44 1/2        38 1/2    .60
Fourth Quarter...................  44 3/4      41 1/4        .62         42            37 3/4    .60

The high and low closing prices are as quoted in the Wall Street Journal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

WD-40 COMPANY (US)
1995 VS 1994
    Net sales hit another record high of $85.7 million, an increase of $3.2 million or 3.9% over the previous year. Domestic net sales showed a modest gain of $485,000 or 0.7% as the retail segment of the marketplace continues to be sluggish. Export sales to the Pacific Rim and Latin America on the other hand hit $13.4 million, an increase of almost 26% over fiscal 1994.
    Cost of product sold as a percentage of net sales increased significantly to 43.9% versus 42.0% in fiscal 1994. Inflationary pressures and higher costs associated with promotional packaging accounted for this steep rise. Inflation is expected to continue to impact costs in fiscal 1996 .
    Selling, general & administrative expenses increased by $1,126,000, and as a percentage of net sales, was 19.7% versus 19.1% last year. This increase is also primarily attributable to inflation which impacted many of our overhead items including compensation and shipping charges.
    Advertising and sales promotion expenses increased $254,000 over fiscal 1994, equating to 9.1% of net sales versus 9.2% last year.
    Primarily as a result of the inflationary trend in operating expenses, operating income decreased $1,089,000 or 4.5% compared to fiscal 1994. However, net income increased more than 100% as a result of the $12.6 million legal expense incurred in fiscal 1994 (See Note 9).

1994 VS 1993
    Net sales hit a record high of $82.5 million, an increase of $604,000 or 0.7% over the previous year.
    Increased export sales to Latin America and the Pacific Rim accounted for $10.6 million or 13% of net sales, up $2.5 million or 30.5% from 1993, offsetting reduced domestic sales that were down 2.2% or $1.6 million.
    In the U.S., net sales were off due to handful of accounts that were undergoing reorganization, hence their purchases were down from previous years. On the export side, marketing plans were effectively implemented, allowing for the achievement of sales targets. We expect domestic sales in the U.S. to rebound in fiscal year 1995. Cost of product sold increased to 42.0% of net sales compared to 41.1% in fiscal year 1993. This increase was due to inflationary pressures, as well as the higher cost associated with promotional packaging. Inflation is expected to further impact costs in 1995. Selling, general and administrative expenses increased by $729,000; going from 18.4% of net sales in 1993 to 18.9% of net sales in 1994. This was due to increased costs associated with most of the overhead items. Advertising and promotions also increased to 9.0% of net sales versus 8.5% in 1993. These expenses were on budget and increased as a percentage of net sales due to the shortfall in domestic sales.
    As a result of these increased operating expenses, operating profit decreased by $1.7 million or 6.6%. During 1994, legal expenses of $12.6 million were recorded representing the original judgment, interest and court costs for the action brought by eight former commissioned sales representatives (see Note
9).

WD-40 COMPANY LTD. (UK)
1995 VS 1994
    Net sales for the subsidiary increased $4.0 million or 19.8% over fiscal 1994. This increase is comprised of higher net sales across the subsidiary's entire territory with Prime Europe up 47%, East Europe up more than 100%, and the Middle East up 15%. These increases include a positive currency exchange effect of 5.5%.
    Cost of products sold remained stable at 38.3% of net sales this year versus 38.2% in fiscal 1994.
    Selling, general & administrative expenses decreased as a percent of net sales to 23.9% versus 24.3% last year. This decrease reflects increased productivity which is expected to continue in fiscal 1996.
    Advertising and sales promotion expenses also decreased slightly as a percentage of net sales to 10.1% versus 10.4% in fiscal 1994. This reflects our ongoing effort to focus advertising expenditures on only the most cost beneficial promotional opportunities.
    Operating income increased $1.2 million or 22.5% over fiscal 1994 as a result of the increased net sales and stable operating costs described above.

1994 VS 1993
    Net sales increased across all of the subsidiary's territory $2.6 million or 14.5%. For example: U.K. sales were up 10.1%; France was up 8.5%; Germany was up 48.0%; Spain was up 34.6%; and the Middle East was up 10.9%. These gains were the result of good marketing plans, well implemented by the motivated field personnel. Cost of product sold dipped slightly, as a percentage of net sales, to 38.2% versus 39.4% in 1993. This was due to a shift toward the larger, more profitable product sizes. Selling, general and administrative expenses as a percentage of net sales, also dropped to 24.3% versus 26.3% of net sales last year. Dedicated diligence to budget controls helped with this reduction. Advertising and promotions at 10.4% of net sales versus 11.3% last year was again due to tight budget controls.
    Operating profit increased by $1.4 million or 35% due to the increased sales and controlled overheads. Our ongoing objective is to be the brand leader in Prime Europe. Our Northern Italy plans to add two sales people in fiscal year 1994 did not materialize due to uncertain economic conditions; it remains a priority in fiscal year 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

Other Subsidiaries
1995 vs 1994

     Net sales were down $2.6 million or 27.1% due entirely to Canada where retail sales were extremely soft. We do not expect a substantial improvement in Canadian results during fiscal 1996.
     Cost of product sold was stable at 49.1% of net sales this year versus 49.0% in fiscal 1994. We anticipate some inflationary increases in costs during fiscal 1996.
     Selling, general and administrative expenses increased to 20.5% of net sales versus 15.8% last year due entirely to the shortfall of net sales in Canada.
     Advertising and sales promotion expenses were also up slightly as a percentage of net sales at 10.3% versus 9.7% again due to the lower net sales in Canada.
     Operating income was down $1.0 million or 42.7% primarily due to the soft retail economy in Canada.

1994 vs 1993
     Net sales increased by a mere $42,000 or 0.4% over the prior year. In units, Canada increased by 5%. However, this gain was offset out by a negative currency exchange rate. Australia did benefit from a small currency exchange gain to post an overall increase of 9.5%. Modest sales gains are expected in 1995.
     Cost of product sold, as a percentage of net sales, rose to 49.0% from 43.2% in 1993. Major increases in component and material costs account for this significant upward change. Selling, general and administrative, and advertising and promotion decreased by $180,000 or 6.9% as a result of reduced overheads and tight budget controls.
     Operating income decreased $350,000 or 12.5%, due entirely to the increased product costs.

Price Increases
     The Company did not initiate any price increases during fiscal 1995.

Cash and Cash Equivalents
     Cash and cash equivalents decreased $2,425,000 during fiscal 1995 versus an increase of $2,633,000 for the same period of last year. Cash provided by operations was $21,434,000 in fiscal 1995. The increase of $11,101,000 from fiscal 1994 was primarily due to the final settlement of the sales rep lawsuit in fiscal 1994.
     Cash used for investing activities totaled $5,141,000 in fiscal 1995, compared with cash provided by such activities of $9,230,000 in fiscal 1994. This change is primarily attributable to net purchases of investments in fiscal 1995 versus net maturities of $9,856,000 in fiscal 1994.
     Cash used in financing activities was $18,887,000 in fiscal 1995. The increase of $1,155,000 from fiscal 1994 was due to increased cash dividends paid to shareholders.

Interest and Other Income, Net
1995 vs 1994
     Interest income, net increased $497,000 due to higher interest rates and increased short term investment balances.
     Other income, net decreased $54,000 primarily due to lower exchange gains in the U.K.

1994 vs 1993
     Interest income, net decreased $276,000 due to lower interest rates and reduced short term investments.
     Other income, net decreased $190,000 primarily due to a decrease of exchange gains in the U.K.

Liquidity and Capital Resources
     The Company has not experienced a significant change in liquidity since August 31, 1994. The current ratio of 4.5 to one on August 31, 1995 was less than the current ratio of 5.5 to one on August 31, 1994, due mainly to income taxes payable resulting from the increase of pre tax income. The Company has notes outstanding on August 31, 1995 for $3,132,000 which were used to purchase partnership units in an Affordable Housing Tax Credit Fund in fiscal 1993 and 1994 (See Note 8). The Company's cash flows from operations are expected to provide sufficient funds to meet both short and long-term operating needs, as well as future dividends. Capital expenditures for fiscal 1996 are expected to total approximately $1,600,000 principally for replacement of aged vehicles and updating of computer equipment.

TEN YEAR SUMMARY

Fiscal Year Ended August 31

                                                             1986         1987         1988         1989          1990
                                                          -----------  -----------  -----------  -----------   -----------
Net sales................................................ $69,384,000  $70,879,000  $80,005,000  $83,932,000   $90,990,000
Cost of product sold.....................................  29,370,000   30,185,000   33,931,000   36,347,000    40,446,000
                                                          -----------  -----------  -----------  -----------   -----------
Gross profit.............................................  40,014,000   40,694,000   46,074,000   47,585,000    50,544,000
                                                          -----------  -----------  -----------  -----------   -----------
Selling, general and administrative, and advertising and
 sales promotion expenses................................  18,620,000   21,009,000   21,891,000   23,744,000    27,274,000
Interest and other income (expense), net.................   1,259,000      988,000    1,235,000    2,084,000     1,910,000
                                                          -----------  -----------  -----------  -----------   -----------
Income before income taxes...............................  22,653,000   20,673,000   25,418,000   25,925,000    25,180,000
Provision for income taxes...............................  11,083,000    9,663,000    9,870,000   10,170,000     9,690,000
                                                          -----------  -----------  -----------  -----------   -----------
Net income............................................... $11,570,000  $11,010,000  $15,548,000  $15,755,000   $15,490,000
                                                          ===========  ===========  ===========  ===========   ===========
Earnings per share.......................................       $1.54        $1.46        $2.06        $2.08         $2.05
                                                          ===========  ===========  ===========  ===========   ===========
Average number of shares outstanding.....................   7,503,679    7,516,652    7,527,507    7,552,114     7,554,154
Dividends per share......................................       $1.04        $1.47        $1.63        $1.90         $2.02
                                                          ===========  ===========  ===========  ===========   ===========
Total assets............................................. $38,506,000  $39,149,000  $43,312,000  $44,640,000   $46,785,000
                                                          ===========  ===========  ===========  ===========   ===========
Number of employees......................................          56           61           79          133           136

                                                                1991           1992           1993           1994           1995
                                                            -----------    -----------    ------------   ------------   ------------
Net sales................................................   $89,833,000    $99,964,000    $108,964,000   $112,166,000   $116,776,000
Cost of product sold.....................................    39,828,000     42,217,000      44,686,000     47,028,000     50,229,000
                                                            -----------    -----------    ------------   ------------   ------------
Gross profit.............................................    50,005,000     57,747,000      64,278,000     65,138,000     66,547,000
                                                            -----------    -----------    ------------   ------------   ------------
Selling, general and administrative, and advertising and
 sales promotion expenses................................    26,305,000     29,537,000      31,242,000     32,755,000     35,065,000
Interest and other income (expense), net.................     1,406,000      1,263,000      (1,306,000)   (11,900,000)     1,171,000
                                                            -----------    -----------    ------------   ------------   ------------
Income before income taxes...............................    25,106,000     29,473,000      31,730,000     20,483,000     32,653,000
Provision for income taxes...............................     9,800,000     11,400,000      12,400,000      7,800,000     12,200,000
                                                            -----------    -----------    ------------   ------------   ------------
Net income...............................................   $15,306,000    $18,073,000    $ 19,330,000   $ 12,683,000   $ 20,453,000
                                                            ===========    ===========    ============   ============   ============
Earnings per share.......................................         $2.02          $2.38           $2.52          $1.65          $2.66
                                                            ===========    ===========    ============   ============   ============
Average number of shares outstanding.....................     7,555,948      7,594,243       7,660,462      7,686,124      7,700,239
Dividends per share......................................         $1.72          $2.16           $2.30          $2.30          $2.42
                                                            ===========    ===========    ============   ============   ============
Total assets.............................................   $47,752,000    $53,596,000    $ 58,784,000   $ 54,872,000   $ 59,579,000
                                                            ===========    ===========    ============   ============   ============
Number of employees......................................           134            136             143            144            148