Form 10-K405, Exhibit 13
period 1996-08-31
WD 40 CO
filed 1996-11-26
CIK 105132

                                                                      EXHIBIT 13
REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

PRICE WATERHOUSE LLP

To the Board of Directors and
Shareholders of WD-40 Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Diego, California
October 4, 1996


WD-40 COMPANY CONSOLIDATED STATEMENT OF INCOME
------------------------------------------------------------------------------------------------
                                                          Year ended August 31,
                                              ---------------------------------------------
                                                   1996           1995            1994
                                              -------------   -------------   -------------
Net sales .................................   $ 130,912,000   $ 116,776,000   $ 112,166,000
Cost of product sold ......................      57,925,000      50,229,000      47,028,000
                                              -------------   -------------   -------------
Gross profit ..............................      72,987,000      66,547,000      65,138,000
                                              -------------   -------------   -------------
Operating expenses:

     Selling, general and administrative ..      27,027,000      23,759,000      21,896,000
     Advertising and sales promotion ......      12,219,000      10,973,000      10,570,000
     Amortization expense .................       1,065,000         333,000         289,000
     Litigation settlement (Note 11) ......                                      12,628,000
                                              -------------   -------------   -------------
                                                 40,311,000      35,065,000      45,383,000
                                              -------------   -------------   -------------
Income from operations ....................      32,676,000      31,482,000      19,755,000
                                              -------------   -------------   -------------
Interest income, net ......................         398,000       1,118,000         621,000
Other income, net .........................         338,000          53,000         107,000
                                              -------------   -------------   -------------
Income before income taxes ................      33,412,000      32,653,000      20,483,000
Provision for income taxes ................      12,115,000      12,200,000       7,800,000
                                              -------------   -------------   -------------
Net income ................................   $  21,297,000   $  20,453,000   $  12,683,000
                                              =============   =============   =============
Earnings per share ........................   $        2.76   $        2.66   $        1.65
                                              =============   =============   =============
Average number of shares outstanding ......       7,711,864       7,700,239       7,686,124
                                              =============   =============   =============

See accompanying notes to consolidated financial statements.

                          WD-40 COMPANY ANNUAL REPORT

WD-40 COMPANY CONSOLIDATED BALANCE SHEET
-------------------------------------------------------------------------------


Assets
                                                                                            August 31,
                                                                                ---------------------------------
                                                                                   1996                   1995
                                                                                -----------           -----------
Current assets:
   Cash and cash equivalents.............................................       $ 6,748,000           $11,090,000
   Short-term investments................................................           104,000            13,227,000
   Trade accounts receivable, less allowance for cash discounts
       and doubtful accounts of $420,000 and $476,000....................        21,440,000            17,088,000
   Product held at contract packagers....................................         2,304,000             2,307,000
   Inventories...........................................................         3,867,000             2,570,000
   Other current assets..................................................         3,170,000             3,298,000
                                                                                -----------           -----------

       Total current assets..............................................        37,633,000            49,580,000

Property, plant and equipment, net.......................................         3,938,000             3,467,000
Long-term investments....................................................         4,044,000             4,378,000
Goodwill, net............................................................        14,392,000
Other assets.............................................................         1,651,000             2,154,000
                                                                                -----------           -----------
                                                                                $61,658,000           $59,579,000
                                                                                ===========           ===========
Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities..............................       $ 5,784,000           $ 4,749,000
   Accrued payroll and related expenses..................................         2,737,000             2,619,000
   Income taxes payable..................................................         1,879,000             3,053,000
   Current portion of long-term debt.....................................           706,000               659,000
                                                                                -----------           -----------

         Total current liabilities.......................................         11,106,00            11,080,000

Long-term debt...........................................................         2,427,000             3,132,000
Deferred employee benefits...............................................           954,000               862,000
                                                                                -----------           -----------
                                                                                  3,381,000             3,994,000

Shareholders' equity:
   Common stock, no par value, 9,000,000 shares authorized -
      7,720,953 and 7,703,155 shares issued and outstanding..............         6,603,000             6,083,000
   Paid-in capital.......................................................           321,000               321,000
   Retained earnings.....................................................        40,425,000            38,251,000
   Cumulative translation adjustment.....................................          (178,000)             (150,000)
                                                                                -----------           -----------

         Total shareholders' equity......................................        47,171,000            44,505,000

Commitments and contingencies (Note 12)
                                                                                -----------           -----------
                                                                                $61,658,000           $59,579,000
                                                                                ===========           ===========

See accompanying notes to consolidated financial statements.

                         WD-40 COMPANY ANNUAL REPORT

WD-40 COMPANY CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                               Common Stock                                                      Cumulative
                                       -----------------------------         Paid-in           Retained          translation
                                       Shares                 Amount         capital           earnings          adjustment
                                       ------                 ------         -------           --------          ----------
Balance at August 31, 1993            7,670,781            $5,180,000        $221,000         $41,428,000        $(1,136,000)

Issuance of common stock
   upon exercise of options              30,965               961,000
Repurchase of common stock
   upon exercise of options              (8,771)             (421,000)
Cash dividends                                                                                (17,678,000)
Compensatory stock options                                                     71,000
Change in cumulative translation
   adjustment                                                                                                        786,000
Net income                                                                                     12,683,000
                                      ---------            ----------        --------         -----------        -----------
Balance at August 31, 1994            7,692,975             5,720,000         292,000          36,433,000           (350,000)

Issuance of common stock
   upon exercise of options              10,180               363,000
Cash dividends                                                                                (18,635,000)
Compensatory stock options                                                     29,000
Change in cumulative translation
   adjustment                                                                                                        200,000
Net income                                                                                     20,453,000
                                      ---------            ----------        --------         -----------        -----------
Balance at August 31, 1995            7,703,155             6,083,000         321,000          38,251,000           (150,000)

Issuance of common stock
   upon exercise of options              22,696               747,000
Repurchase of common stock
   upon exercise of options              (4,898)             (227,000)
Cash dividends                                                                                (19,123,000)
Change in cumulative translation
   adjustment                                                                                                        (28,000)
Net income                                                                                     21,297,000
                                      ---------            ----------        --------         -----------        -----------
Balance at August 31, 1996            7,720,953            $6,603,000        $321,000         $40,425,000        $  (178,000)
                                      =========            ==========        ========         ===========        ===========

See accompanying notes to consolidated financial statements.

                      WD-40 COMPANY ANNUAL REPORT

WD-40 COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                  Year ended August 31,
                                                                      ---------------------------------------------
                                                                           1996           1995            1994
                                                                      -------------   -------------   -------------
Cash flows from operating activities:
     Net income ....................................................  $  21,297,000   $  20,453,000   $  12,683,000
      Adjustments to reconcile net income to
        net cash provided by operating activities:
        Depreciation and amortization ..............................      1,760,000         996,000         844,000
        Loss on sale of equipment ..................................         32,000         124,000          39,000
        Non-cash compensation ......................................                         29,000          71,000
        Decrease (increase) in long-term deferred income taxes .....        585,000        (639,000)        (37,000)
        Changes in assets and liabilities:
             Trade accounts receivable .............................     (4,276,000)     (2,205,000)       (838,000)
             Product held at contract packagers ....................          3,000       1,460,000      (3,767,000)
             Inventories ...........................................     (1,270,000)        (78,000)      3,103,000
             Other assets ..........................................       (308,000)     (1,585,000)         47,000
             Accounts payable and accrued expenses .................      1,109,000         650,000        (427,000)
             Income taxes payable ..................................       (832,000)      2,166,000      (1,483,000)
             Long-term deferred employee benefits ..................         92,000          63,000          98,000
                                                                      -------------   -------------   -------------
                Net cash provided by operating activities ..........     18,192,000      21,434,000      10,333,000
                                                                      -------------   -------------   -------------
Cash flows from investing activities:
        Decrease (increase) in short-term investments ..............     13,123,000      (4,077,000)      1,739,000
        Non-cash intangible assets of business acquired ............    (15,047,000)
        Decrease in investment with bonding agency .................                                      8,117,000
        Proceeds from sale of equipment ............................        163,000         307,000         170,000
        Capital expenditures .......................................     (1,353,000)     (1,371,000)       (796,000)
                                                                      -------------   -------------   -------------
                Net cash (used in) provided by
                    investing activities ...........................     (3,114,000)     (5,141,000)      9,230,000
                                                                      -------------   -------------   -------------
Cash flows from financing activities:
     Proceeds from issuance of common stock ........................        520,000         363,000         540,000
     Repayments of long-term debt ..................................       (658,000)       (615,000)       (594,000)
     Dividends paid ................................................    (19,123,000)    (18,635,000)    (17,678,000)
                                                                      -------------   -------------   -------------
                Net cash used in financing activities ..............    (19,261,000)    (18,887,000)    (17,732,000)
                                                                      -------------   -------------   -------------
Effect of exchange rate changes on cash ............................       (159,000)        169,000         802,000
                                                                      -------------   -------------   -------------
(Decrease) increase in cash and cash equivalents ...................     (4,342,000)     (2,425,000)      2,633,000
Cash and cash equivalents at beginning of year .....................     11,090,000      13,515,000      10,882,000
                                                                      -------------   -------------   -------------
Cash and cash equivalents at end of year ...........................  $   6,748,000   $  11,090,000   $  13,515,000
                                                                      =============   =============   =============
Non-cash investing and financing activities:
     Repurchase of common stock upon exercise
        of options .................................................  $     227,000   $    -0-        $     421,000
                                                                      =============   =============   =============
     Long-term investment in low income
        housing (Note 9) ...........................................  $     -0-       $    -0-        $   2,000,000
                                                                      =============   =============   =============
     Long-term debt related to low income
        housing investment (Note 9) ................................  $     -0-       $    -0-        $   2,000,000
                                                                      =============   =============   =============

See accompanying notes to consolidated financial statements.

                          WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, WD-40 Products (Canada) Ltd., WD-40 Company Ltd. (U.K.), and WD-40 Company (Australia) Pty. Ltd. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents
Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Diversification of Credit Risk
The Company's policy is to place its cash, cash equivalents and investments in high credit quality financial institutions, government agencies and corporate entities and to limit the amount of credit exposure.

Use of Estimates
The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition
Revenues are recognized upon the shipment of product to third party wholesalers.

Product Held at Contract Packagers
Product held at contract packagers represents the inventory held at United States, Australian, and Canadian contract packagers underlying their obligation to pay the Company for the inventory acquired.

These contract packagers will continue to package WD-40 products to rigid specifications, and upon order from WD-40 Company, ship ready-to-sell inventory to the Company's customers. The United States contract packagers, rather than the Company, are responsible for inventory control. The Company does not record a sale of the inventory until such inventory is purchased by third party wholesalers.

Inventories
Inventories are stated at the lower of average cost or market. The inventory balance primarily represents inventory owned by WD-40 Company Ltd. (U.K.) and concentrate owned by WD-40 Company (U.S.).

Property, Plant and Equipment
Property, plant, and equipment are stated at cost. Depreciation has been computed principally using the straight-line method based upon estimated useful lives of thirty to forty years for buildings and improvements and three to fifteen years for machinery and equipment.

Goodwill
Goodwill represents the excess of purchase cost over the fair value of identifiable assets at the date of acquisition (Note 2) and is amortized on a straight-line basis over its estimated useful life of fifteen years. The Company evaluates the carrying value of goodwill at each balance sheet date as well as the amortization period to determine whether adjustments are required. No such adjustments have been recorded by the Company.

Advertising Costs
The Company expenses advertising costs when the liabilities arise.

Fair Value of Financial Instruments
At August 31, 1996, the carrying amounts of the Company's financial instruments, including cash equivalents, short-term investments, trade receivables and accounts payable, approximated their fair values due to their short-term maturities. Management believes that the estimated fair value of the Company's long-term investments and debt approximated their carrying values at August 31, 1996.

Income Taxes
Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. Deferred income tax expense is the change during the year in the deferred income tax liability or asset.

Foreign Currency
The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income and are not material.

Earnings Per Share
Earnings per share are based upon the weighted average number of shares outstanding during each year increased by the effect of dilutive stock options, when applicable, using the treasury stock method.

                         WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Stock-Based Compensation
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." SFAS 123 will be adopted by the Company as required for its fiscal 1997 financial statements. Upon adoption of SFAS 123, the Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will provide pro forma disclosure of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense. Accordingly, the adoption of SFAS 123 will not impact the Company's financial position or results of operations.

Long-Lived Assets
In March 1995, the Financial Accounting Standards Board Issued Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which the Company will adopt prospectively as required in fiscal 1997. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. An impairment loss would be recognized when the sum of the undiscounted expected future net cash flows is less than the carrying amount of the asset. The adoption of SFAS 121 is not expected to have a significant impact on the Company's financial position or results of operations.

Reclassifications
Certain 1995 and 1994 balances have been classified to conform to the 1996 presentation.

NOTE 2 - ACQUISITION

On December 8, 1995, the Company acquired all of the worldwide trademarks and other intangible assets relating to the sale of 3-IN-ONE brand lubricating oil products from Reckitt & Colman, Inc., a Delaware corporation, Reckitt & Colman (Overseas) Limited, an English corporation, and other affiliates of Reckitt & Colman P.L.C., an English corporation, (collectively, Reckitt & Colman) under an asset purchase and sale agreement. The acquisition of assets included inventory and the rights to manufacture, sell and distribute this product line. No other physical property, plant or equipment was acquired. The Company paid cash in the amount of $15,047,000 for the trademarks and other intangible assets and approximately $400,000 for inventory. None of the funds required for the acquisition were borrowed. Accumulated amortization of goodwill at August 31, 1996 and the related amortization expense for the year then ended was $732,000.

NOTE 3 - SELECTED FINANCIAL STATEMENT INFORMATION

                                                                   August 31,
                                                        --------------------------------
                                                           1996                  1995
                                                        ----------           -----------
          Inventories:
                 Raw materials.....................     $  333,000           $  373,000
                 Finished goods....................      3,534,000            2,197,000
                                                        ----------           ----------
                                                        $3,867,000           $2,570,000
                                                        ==========           ==========

          Property, plant and equipment:
                 Land..............................     $  254,000           $  254,000
                 Building and improvements.........      1,746,000            1,721,000
                 Machinery and equipment...........      5,141,000            4,529,000
                                                        ----------           ----------
                                                         7,141,000            6,504,000
          Accumulated depreciation.................     (3,203,000)          (3,037,000)
                                                        ----------           ----------
                                                        $3,938,000           $3,467,000
                                                        ==========           ==========

NOTE 4 - BUSINESS SEGMENT AND FOREIGN OPERATIONS

The Company operates in one business segment - the manufacture and sale of multi-purpose lubricants principally through retail chain stores, automotive parts outlets, and industrial distributors and suppliers.

Information regarding the Company's operations in different geographic areas is summarized below. WD-40 Company (U.S.) includes all domestic and intercompany sales, as well as sales to the Caribbean, Mexico, South America, and the Pacific Rim, except for Australia and New Zealand. WD-40 Company (U.S.) export sales were $18,163,000, $13,413,000, and $10,663,000 in fiscal 1996, 1995, and 1994, respectively. WD-40 Company Ltd. (U.K.) includes sales to Europe, the Middle East, and Africa. WD-40 Products (Canada) Ltd. and WD-40 Company (Australia) Pty. Ltd. are included in other foreign subsidaries. Substantially all sales by these operations are to customers within Canada, Australia, and New Zealand.

                         WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                                     Year ended August 31,
                                                          ------------------------------------------
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Net sales:
     WD-40 Company (U.S.) .............................   $ 93,487,000   $ 86,547,000   $ 83,550,000
     WD-40 Company Ltd. (U.K.) ........................     29,949,000     24,116,000     20,129,000
     Other foreign subsidiaries .......................      8,751,000      6,978,000      9,577,000
     Intercompany .....................................     (1,275,000)      (865,000)    (1,090,000)
                                                          ------------   ------------   ------------
                                                          $130,912,000   $116,776,000   $112,166,000
                                                          ============   ============   ============

                                                                     Year ended August 31,
                                                          ------------------------------------------
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Operating profit:
     WD-40 Company (U.S.) .............................   $ 22,352,000   $ 23,391,000   $ 24,480,000
     WD-40 Company Ltd. (U.K.) ........................      8,134,000      6,693,000      5,462,000
     Other foreign subsidiaries .......................      2,190,000      1,398,000      2,441,000
     Interest income, net .............................        398,000      1,118,000        621,000
     Other income, net ................................        338,000         53,000        107,000
     Litigation settlement ............................                                  (12,628,000)
                                                          ------------   ------------   ------------
Income before income taxes ............................   $ 33,412,000   $ 32,653,000   $ 20,483,000
                                                          ============   ============   ============
                                                                          August 31,
                                                          ------------------------------------------
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Identifiable assets:
     WD-40 Company (U.S.) .............................   $ 44,876,000   $ 45,587,000   $ 42,421,000
     WD-40 Company Ltd. (U.K.) ........................     14,949,000     12,443,000      8,810,000
     Other foreign subsidiaries .......................      1,833,000      1,549,000      3,641,000
                                                          ------------   ------------   ------------
                                                          $ 61,658,000   $ 59,579,000   $ 54,872,000
                                                          ============   ============   ============

NOTE 5 - INCOME TAXES

     The provision for income taxes includes the following:

                                                                     Year ended August 31,
                                                          ------------------------------------------
                                                              1996           1995           1994
                                                          ------------   ------------   ------------
Current tax provision:
     United States ....................................   $  6,812,000   $  8,021,000   $  3,531,000
     State ............................................      1,818,000      1,971,000      1,600,000
     Foreign ..........................................      2,866,000      2,995,000      2,796,000
                                                          ------------   ------------   ------------
          Total current ...............................     11,496,000     12,987,000      7,927,000
                                                          ------------   ------------   ------------
Deferred tax provision (benefit):
     United States ....................................        563,000       (792,000)      (131,000)
     Foreign ..........................................         56,000          5,000          4,000
                                                          ------------   ------------   ------------
          Total deferred ..............................        619,000       (787,000)      (127,000)
                                                          ------------   ------------   ------------
                                                          $ 12,115,000   $ 12,200,000   $  7,800,000
                                                          ============   ============   ============

                          WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Deferred tax assets included in other current assets are comprised of the following:

                                                                                       August 31, 1996     August 31, 1995
                                                                                       ---------------     ---------------
Accrued employee benefits .........................................................    $       375,000     $       329,000
State income taxes ................................................................            273,000             275,000
Reserves and allowances ...........................................................            104,000             180,000
                                                                                       ---------------     ---------------
                                                                                       $       752,000     $       784,000
                                                                                       ===============     ===============


Long-term deferred tax assets and (liabilities) included in other assets are comprised of the following:

                                                                                       August 31, 1996     August 31, 1995
                                                                                       ---------------     ---------------
Depreciation ......................................................................    $      (283,000)    $      (216,000)
Foreign tax credit ................................................................                                586,000
Deferred compensation .............................................................            395,000             362,000
Other .............................................................................            118,000              85,000
                                                                                       ---------------     ---------------
                                                                                       $       230,000     $       817,000
                                                                                       ===============     ===============


A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                                                    Year ended August 31,
                                                                 -------------------------------------------------------
                                                                        1996               1995               1994
                                                                 -----------------  ------------------  ----------------
Amount computed at U.S. statutory
     federal rate ............................................   $      11,694,000  $       11,429,000  $      7,169,000
State income taxes, net of federal
     benefit .................................................           1,182,000           1,235,000         1,040,000
Affordable housing credits ...................................            (499,000)           (111,000)          (85,000)
Competent authority refund ...................................                                                  (345,000)
Other ........................................................            (262,000)           (353,000)           21,000
                                                                 -----------------  ------------------  ----------------
                                                                 $      12,115,000  $       12,200,000  $      7,800,000
                                                                 =================  ==================  ================

Income taxes paid in fiscal 1996, 1995, and 1994 amounted to $12,329,000, $11,643,000 and $9,221,000, respectively.

NOTE 6 - STOCK OPTIONS

The Company has an incentive stock option plan whereby the Board of Directors may grant officers and key employees options to purchase an aggregate of not more than 440,000 shares of the Company's common stock at a price not less than 100 percent of the fair market value of the stock at the date of grant. Options are generally exercisable one year after grant and may not be granted for terms in excess of ten years. At August 31, 1996 options for 148,453 shares were exercisable and options for 140,700 shares were available for future grants.

A summary of the changes in options outstanding under the Company's Stock Option Plan during the three years ended August 31, 1996 is as follows:

                          WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                            Number of        Option price
                                                                              shares           per share
                                                                            ---------        ------------
      Outstanding at August 31, 1993...................................       132,596        $24.50 - $40.00
           Options granted.............................................        54,700            $47.50
           Options exercised...........................................       (30,965)       $24.50 - $40.00
           Options canceled............................................        (7,011)       $30.88 - $47.50
                                                                              -------        ---------------

      Outstanding at August 31, 1994...................................       149,320        $24.50 - $47.50
           Options granted.............................................        58,900            $42.50
           Options exercised...........................................       (10,180)       $30.68 - $40.00
           Options canceled............................................        (5,381)       $40.00 - $47.50
                                                                              -------        ---------------
      Outstanding at August 31, 1995...................................       192,659        $24.50 - $47.50
           Options granted.............................................        62,400            $42.38
           Options exercised...........................................       (22,696)       $24.50 - $42.50
           Options canceled............................................       (11,497)       $42.38 - $47.50
                                                                              -------        ---------------
      Outstanding at August 31, 1996...................................       220,866        $24.50 - $47.50
                                                                              =======        ===============

NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company has a combined Money Purchase Pension Plan and Profit Sharing Plan for the benefit of its regular full-time employees who meet certain minimum criteria. The Plans provide for annual contributions into a trust to the extent of 10% of covered employee compensation for the Money Purchase Pension Plan and as approved by the Board of Directors for the Profit Sharing Plan, but which may not exceed the amount deductible for income tax purposes. The Plans may be amended or discontinued at any time by the Company. Contributions charged to income under the plans for fiscal 1996, 1995, and 1994 approximated $1,029,000, $1,029,000 and $987,000, respectively.

The Company has a Salary Deferral Employee Stock Ownership Plan whereby regular full-time employees who have completed at least one year of service can defer a portion of their income through contributions to a trust. The Plan provides for Company contributions to the trust, as approved by the Board of Directors, equal to fifty percent or more of the compensation deferred by employees, but not in excess of the amount deductible for income tax purposes. Company contributions to the trust are invested in the Company's common stock. The Plan may be amended or discontinued at any time by the Company. Company contribution expense for fiscal 1996, 1995, and 1994 was approximately $118,000, $104,000, and $118,000, respectively.

The Company has agreed to provide fixed retirement benefits to certain of its key executives. The Company's gross liability related to these agreements approximates $2,461,000 of which $954,000, representing the present value of these obligations to employees for service through August 31, 1996, has been accrued.

The Company has life insurance policies on certain of its key executives. As of August 31, 1996, the aggregate cash surrender value of these policies is $1,421,000 which is included in other assets. Keyman Life Insurance Premiums paid by the Company in fiscal 1996, 1995, and 1994 were $46,000, $91,000, and $91,000, respectively.

NOTE 8 - INVESTMENTS

Effective September 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Investments subject to the standard are required to be carried at fair value, unless they are held-to-maturity. Adoption of this accounting treatment had no effect on the Company's financial position or results of operations as all of the Company's investments that are subject to this standard are classified as held-to-maturity and are carried at amortized cost.

Following is a summary of held-to-maturity securities all of which mature in one year or less:

                          WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                             Held-to-Maturity Securities
                                                ------------------------------------------------------
                                                                 Gross         Gross        Estimated
                                                               Unrealized    Unrealized       Fair
                                                   Cost          Gains         Losses        Values
                                                -----------    ----------    ----------    -----------
August 31, 1996

U.S. Corporate Securities.....................  $   104,000     $    -0-      $   -0-      $   104,000
                                                ===========     ========      =======      ===========

                                                             Held-to-Maturity Securities
                                                ------------------------------------------------------
                                                                 Gross         Gross        Estimated
                                                               Unrealized    Unrealized       Fair
                                                   Cost          Gains         Losses        Values
                                                -----------    ----------    ----------    -----------
August 31, 1995

U.S. Treasury Securities......................  $ 5,883,000     $171,000      $ 1,000      $ 6,053,000
State and local government securities.........    5,045,000        1,000       13,000        5,033,000
U.S. Corporate securities.....................    2,299,000       42,000                     2,341,000
                                                -----------     --------      -------      -----------
                                                $13,227,000     $214,000      $14,000      $13,427,000
                                                ===========     ========      =======      ===========

NOTE 9 - LONG-TERM INVESTMENT AND RELATED DEBT

On August 31, 1993 and December 13, 1994, the Company purchased partnership units in an affordable housing tax credit fund for $3,000,000 and $2,000,000, respectively. The Company's decision to invest in the fund was due to the favorable tax credits that are available over the investment period of 15 years, subject to certain tax restrictions. The investment is accounted for at historical cost, amortized on a straight-line basis over 15 years. Amortization expense for the years ended August 31, 1996, 1995, and 1994 was $333,000, $333,000, and $289,000, respectively.

The Company entered into seven-year promissory notes to fund its investments in the affordable housing tax credit fund. Each note is secured by the corresponding investment and bears interest at 7.0%. Interest and principal payments on each note are $559,000 and $370,000, respectively, due annually each January through 2000. Interest paid in fiscal 1996, 1995, and 1994 was $270,000, $314,000, and $98,000, respectively.

NOTE 10 - BANK LINE OF CREDIT

In April of 1996, the Company obtained an unsecured line of credit with a commercial bank which is subject to renegotiation on an annual basis and expires on February 1, 1997. Under the terms of the credit agreement, the Company may borrow up to $5,000,000 at the bank's prime rate (8.25% at August 31, 1996), or LIBOR plus 2.5% if a minimum of $100,000 is borrowed. The credit agreement requires the Company to maintain certain minimum income levels and meet certain other restrictive covenants. There were no borrowing on this line at August 31, 1996 and the Company was in compliance with all covenants of the credit agreement at August 31, 1996.

NOTE 11 - SETTLEMENT OF LITIGATION

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

NOTE 12 - COMMITMENTS AND CONTINGENCIES

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or will not have a material adverse effect on the Company's financial position or results of operations.


                          WD-40 COMPANY ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
The Company was committed under certain noncancelable operating leases at August 31, 1996 which provide for the following future minimum lease payments: 1997, $143,000; 1998, $83,000; 1999, $37,000; 2000, $2,000. Rent expense for the years ended August 31, 1996, 1995, and 1994 was $273,000, $192,000, and
$154,000, respectively.

NOTE 13 - SUBSEQUENT EVENT

On September 23, 1996, the Company declared a cash dividend of $.62 per share payable on October 30, 1996 to shareholders of record on October 10, 1996.

--------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------

The following table sets forth certain unaudited quarterly financial information for each of the two years in the period ended August 31, 1996.

                                                     Net           Gross         Net        Earnings
Quarter ended:                                      sales          profit       income     per share
                                                 ------------  ------------  ------------  ---------
November 30, 1994 .............................  $ 29,769,000  $ 17,133,000  $  5,519,000  $     .72
February 28, 1995 .............................    29,389,000    17,092,000     5,608,000        .73
May 31, 1995 ..................................    29,916,000    16,696,000     4,896,000        .63
August 31, 1995 ...............................    27,702,000    15,626,000     4,430,000        .58
                                                 ------------  ------------  ------------  ---------
                                                 $116,776,000  $ 66,547,000  $ 20,453,000  $    2.66
                                                 ============  ============  ============  =========
November 30, 1995 .............................  $ 27,612,000  $ 15,926,000  $  5,266,000  $     .68
February 28, 1996 .............................    35,080,000    19,980,000     5,883,000        .77
May 31, 1996 ..................................    34,228,000    18,744,000     5,036,000        .65
August 31, 1996 ...............................    33,992,000    18,337,000     5,112,000        .66
                                                 ------------  ------------  ------------  ---------
                                                 $130,912,000  $ 72,987,000  $ 21,297,000  $    2.76
                                                 ============  ============  ============  =========

STOCK INFORMATION
--------------------------------------------------------------------------------

                                                 Fiscal 1996                     Fiscal 1995
                                         --------------------------        --------------------------
Period:                                   High     Low     Dividend         High     Low     Dividend
                                         ------   ------   --------        ------   ------   --------
First Quarter .........................  42 3/4   38 3/4     .62           43 5/8   41 1/2      .60
Second Quarter ........................  49       40 1/2     .62           44 3/4   39          .60
Third Quarter .........................  49 1/2   45 3/4     .62           44 1/4   39          .60
Fourth Quarter ........................  48 1/2   41 3/4     .62           44 3/4   41 1/4      .62

The high and low closing prices are as quoted in the Wall Street Journal.

                          WD-40 COMPANY ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

WD-40 Company (US)

1996 vs 1995

     Net sales reached yet another record high of $92.2 million, an increase of $6.5 million or 7.6% over the previous year. Domestic net sales increased a modest $2.5 million or 3.4% due to the ebb and flow of business in our retail environment. Export sales to Latin America and the Pacific Rim continue to grow at a very rapid rate. Sales to these areas are now $18.2 million, up 36% from last year. These export sales now account for approximately 20% of the U.S. total. 3-IN-ONE sales accounted for $2.5 million of this gain.
     Cost of product sold continues to escalate as a percentage of sales and was 46.1% versus 43.9% in fiscal 1995. Increase in raw material and component costs and higher costs for promotional packaging, combined with an increase in export sales which carry a lower gross margin accounts for the increase.
     Selling, general, and administrative expenses as a percentage of net sales were 20.2% versus 19.7% in fiscal year 1995. A general increase in overheads, higher legal costs, and the establishment of our national computer network and disaster recovery plans were the reasons for these higher expenses.
     Advertising expenses as a percentage of net sales were stable at 8.8% versus 9.1% last year.

1995 vs 1994

     Net sales reached another record high of $85.7 million, an increase of $3.2 million or 3.9% over the previous year. Domestic net sales showed a modest gain of $485,000 or 0.7% as the retail segment of the marketplace continued to be sluggish. Export sales to the Pacific Rim and Latin America, on the other hand, hit $13.4 million, up almost 26% over fiscal 1994.
     Cost of product sold as a percentage of net sales increased significantly to 43.9% versus 42.0% in fiscal 1994. Inflationary pressures and higher costs associated with promotional packaging accounted for this steep rise.
     Selling, general, and administrative expenses increased by $1.1 million, and as a percentage of net sales was 19.7% versus 19.1% the prior year. This increase is also primarily attributable to inflation which impacted many of our overhead items including compensation and shipping charges.
     Advertising and sales promotion expenses increased $254 thousand over fiscal 1994, equating to 9.1% of net sales versus 9.2% in the prior year.
     Primarily as a result of the inflationary trend in operating expenses, operating income was off $1.1 million or 4.5% compared to fiscal 1994. However, net income increased more than 100% because of the $12.6 million legal expense incurred in fiscal 1994. (See Note 11.)

WD-40 Company Ltd. (UK)

1996 vs 1995

     Net sales increased across all of the subsidiary's territories by $5.8 million, or 24.2%, even though the currency exchange rate was a negative 3% for the year. Prime European sales increased 53%, Eastern European sales were up 43%, and sales in the Middle East increased 10%. 3-IN-ONE sales were $2.5 million of this gain.
     Cost of sales increased to 39.8% of net sales versus 38.3% in fiscal 1995 due to a shift in the product range.
     Selling, general, and administrative expenses as a percentage of net sales decreased to 22.5% versus 23.9% in fiscal year 1995 due to the increased sales.
     Advertising was on budget at 10.1% of net sales versus 10.1% a year ago. Operating income increased $1.4 million or 21.5% primarily due to increased sales and controlled overheads.

1995 vs 1994

     Net sales for the subsidiary increased $4.0 million or 19.8% over fiscal 1994. This increase was comprised of higher net sales across the subsidiary's entire territory with Prime Europe up 47%, Eastern Europe up 100%, and the Middle East up 15%. These increases included a positive currency exchange effect of 5.5%.
     Cost of products sold remained stable at 38.3% of net sales versus 38.2% in fiscal 1994.
     Selling, general, and administrative expenses also decreased as a percent of net sales to 23.9% versus 24.3% in fiscal 1994. This decrease reflected increased productivity.
     Advertising and sales promotion expenses also decreased slightly as a percentage of net sales to 10.1% versus 10.4% in fiscal 1994. This reflected our ongoing effort to focus advertising expenditures on only the most cost beneficial promotional opportunities.
     Operating income increased $1.2 million or 22.5% over fiscal 1994 as a result of the increased net sales and stable operating costs described above.

                          WD-40 COMPANY ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Other Subsidiaries

1996 vs 1995

     Net sales increased $1.8 million or 25% due mainly to the rebound of the retail economy in Canada.
     Cost of product sold as a percentage of sales was down slightly to 48.4% versus 49.1% last year.
     Selling, general, and administrative expenses along with advertising and promotion as a cost of sales was down significantly to 15.8% versus 20.5% in fiscal 1995 due to the strong rebound in the Canadian sales.

1995 vs 1994

     Net sales were down $2.6 million or 27.1% due entirely to Canada where retail sales were extremely soft.
     Cost of product sold was stable at 49.1% of net sales versus 49.0% in fiscal 1994.
     Selling, general and administrative expenses increased to 20.5% of net sales versus 15.8% in the prior year due entirely to the shortfall of net sales in Canada.
     Advertising and sales promotion expenses were also up slightly as a percentage of net sales at 10.3% versus 9.7% again due to the lower net sales in Canada.
     Operating income was down $1.0 million or 42.7% primarily due to the soft retail economy in Canada.

Price Increases

     The introduction of CO\2\ propellant did increase the cost of product sold and as a result the pricing to our customers was adjusted accordingly.
     This will impact our sales revenue in North America by approximately 9%, however it will have only a minor effect on net income.

Cash and Cash Equivalents

     Cash and cash equivalents decreased $4.3 million during fiscal 1996 versus a decrease of $2.4 million in the prior year. Cash provided by operations was $18.2 million in fiscal 1996. The decrease of $3.2 million from fiscal 1995 was primarily due to the increase in accounts receivable and product inventories.
     Cash used for investing activities totaled $104 thousand at the end of fiscal 1996, compared with short-term investments of $13.2 million in fiscal 1995. This change is primarily attributable to funds utilized in the purchase of 3-IN-ONE Oil in fiscal 1996.

Interest and Other Income, Net

1996 vs 1995

     Net interest income declined $720 thousand due to less funds being available for short-term investment. Other income, net, increased $285 thousand primarily due to increases in international commission income.

1995 vs 1994

     Interest income, net, increased $497 thousand due to higher interest rates and increased short-term investment balances. Other income, net, decreased $54 thousand primarily due to lower exchange gains in the U.K.

Liquidity and Capital Resources

     The Current Ratio of 3.4-to-one on August 31, 1996, was less than the Current Ratio of 4.5-to-one on August 31, 1995, due mainly to the decrease in short-term investments. The Company has notes outstanding on August 31, 1996 for $2.4 million. The proceeds from these notes were used to purchase partnership units in a Low Income Housing Tax Credit Fund in fiscal 1993 and fiscal 1994 (See Note 9). The Company's cash flows from operations are expected to provide sufficient funds to meet both short- and long-term operating needs, as well as future dividends. Capital expenditures for fiscal 1997 are expected to total approximately $1.2 million principally for replacing aged vehicles and updating computer equipment.


                          WD-40 COMPANY ANNUAL REPORT

TEN YEAR SUMMARY
--------------------------------------------------------------------------------

Fiscal Year Ended August 31

                                                                             1987               1988              1989
                                                                         -----------         -----------       -----------
Net sales.........................................................       $70,879,000         $80,005,000       $83,932,000
Cost of product sold..............................................        30,185,000          33,931,000        36,347,000
                                                                         -----------         -----------       -----------
Gross profit......................................................        40,694,000          46,074,000        47,585,000
                                                                         -----------         -----------       -----------
Selling, general and administrative, and advertising and
  sales promotion expenses........................................        21,009,000          21,891,000        23,744,000
Interest and other income (expense), net..........................           988,000           1,235,000         2,084,000
                                                                         -----------         -----------       -----------
Income before income taxes........................................        20,673,000          25,418,000        25,925,000
Provision for income taxes........................................         9,663,000           9,870,000        10,170,000
                                                                         -----------         -----------       -----------
Net income........................................................       $11,010,000         $15,548,000       $15,755,000
                                                                         ===========         ===========       ===========
Earnings per share................................................             $1.46               $2.06             $2.08
                                                                         ===========         ===========       ===========
Average number of shares outstanding..............................         7,516,652           7,527,507         7,552,114
Dividends per share...............................................             $1.47               $1.63             $1.90
                                                                         ===========         ===========       ===========
Total assets......................................................       $39,149,000         $43,312,000       $44,640,000
                                                                         ===========         ===========       ===========
Number of employees...............................................                61                  79               133

NET SALES
---------

Thousands of Dollars

1987   $ 70,879
1988     80,005
1989     83,932
1990     90,990
1991     89,833
1992     99,964
1993    108,964
1994    112,166
1995    116,776
1996    130,912

                          WD-40 COMPANY ANNUAL REPORT

TEN YEAR SUMMARY
--------------------------------------------------------------------------------

Fiscal Year Ended August 31

                                                                             1990               1991              1992
                                                                         -----------         -----------       -----------
Net sales..............................................................  $90,990,000         $89,833,000       $99,964,000
Cost of product sold...................................................   40,446,000          39,828,000        42,217,000
                                                                         -----------         -----------       -----------
Gross profit...........................................................   50,544,000          50,005,000        57,747,000
                                                                         -----------         -----------       -----------
Selling, general and administrative, and advertising and
  sales promotion expenses.............................................   27,274,000          26,305,000        29,537,000
Interest and other income (expense), net...............................    1,910,000           1,406,000         1,263,000
                                                                         -----------         -----------       -----------
Income before income taxes.............................................   25,180,000          25,106,000        29,473,000
Provision for income taxes.............................................    9,690,000           9,800,000        11,400,000
                                                                         -----------         -----------       -----------
Net income.............................................................  $15,490,000         $15,306,000       $18,073,000
                                                                         ===========         ===========       ===========
Earnings per share.....................................................        $2.05               $2.02             $2.38
                                                                         ===========         ===========       ===========
Average number of shares outstanding...................................    7,554,154           7,555,948         7,594,243
Dividends per share....................................................        $2.02               $1.72             $2.16
                                                                         ===========         ===========       ===========
Total assets...........................................................  $46,785,000         $47,752,000       $53,596,000
                                                                         ===========         ===========       ===========
Number of employees....................................................          136                 134               136
                                                                1993               1994              1995               1996
                                                            ------------        ------------      ------------       ------------
Net sales.................................................. $108,964,000        $112,166,000      $116,776,000       $130,912,000
Cost of product sold.......................................   44,686,000          47,028,000        50,229,000         57,925,000
                                                            ------------        ------------      ------------       ------------
Gross profit...............................................   64,278,000          65,138,000        66,547,000         72,987,000
                                                            ------------        ------------      ------------       ------------
Selling, general and administrative, and advertising and
  sales promotion expenses.................................   31,242,000          32,755,000        35,065,000         40,311,000
Interest and other income (expense), net...................   (1,306,000)        (11,900,000)        1,171,000            736,000
                                                            ------------        ------------      ------------       ------------
Income before income taxes.................................   31,730,000          20,483,000        32,653,000         33,412,000
Provision for income taxes.................................   12,400,000           7,800,000        12,200,000         12,115,000
                                                            ------------        ------------      ------------       ------------
Net income................................................. $ 19,330,000        $ 12,683,000      $ 20,453,000       $ 21,297,000
                                                            ============        ============      ============       ============
Earnings per share.........................................        $2.52               $1.65             $2.66              $2.76
                                                            ============        ============      ============       ============
Average number of shares outstanding.......................    7,660,462           7,686,124         7,700,239          7,711,864
Dividends per share........................................        $2.30               $2.30             $2.42              $2.48
                                                            ============        ============      ============       ============
Total assets............................................... $ 58,784,000        $ 54,872,000      $ 59,579,000       $ 61,658,000
                                                            ============        ============      ============       ============
Number of employees........................................          143                 144               148                149

EARNINGS
--------

         Net Income:      Earnings per
         Thousands of     Share:
         Dollars          Dollars

1987    $11,010          $1.46
1988     15,548           2.06
1989     15,755           2.08
1990     15,490           2.05
1991     15,306           2.02
1992     18,073           2.38
1993     19,330           2.52
1994     12,683           1.65
1995     20,453           2.66
1996     21,297           2.76

                          WD-40 COMPANY ANNUAL REPORT