Form 10-K, Exhibit 13
period 1997-09-30
WD 40 CO
filed 1997-11-28
CIK 105132

                      REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP

To the Board of Directors and
Shareholders of WD-40 Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

San Diego, California
October 2, 1997


                WD-40 COMPANY CONSOLIDATED STATEMENT OF INCOME

                                            YEAR ENDED AUGUST 31,
                                --------------------------------------------
                                    1997            1996            1995
                                ------------    ------------    ------------
Net sales....................   $137,893,000    $130,912,000    $116,776,000
Cost of product sold.........     59,286,000      57,925,000      50,229,000
                                ------------    ------------    ------------

Gross profit.................     78,607,000      72,987,000      66,547,000
                                ------------    ------------    ------------
Operating expenses:
  Selling, general and
    administrative...........     28,770,000      27,027,000      23,759,000
  Advertising and sales
    promotion................     13,846,000      12,219,000      10,973,000
  Amortization expense.......      1,343,000       1,065,000         333,000
                                ------------    ------------    ------------

                                  43,959,000      40,311,000      35,065,000
                                ------------    ------------    ------------

Income from operations.......     36,648,000      32,676,000      31,482,000

Interest income, net.........         54,000         398,000       1,118,000
Other income (expense), net..     (1,342,000)        338,000          53,000
                                ------------    ------------    ------------

Income before income taxes...     33,360,000      33,412,000      32,653,000
Provision for income taxes...     11,997,000      12,115,000      12,200,000
                                ------------    ------------    ------------

Net income...................   $ 21,363,000    $ 21,297,000    $ 20,453,000
                                ============    ============    ============
Earnings per share...........   $       1.38    $       1.38    $       1.33
                                ============    ============    ============
Average number of shares
  outstanding................     15,512,140      15,423,728      15,400,478
                                ============    ============    ============

See accompanying notes to consolidated financial statements.

                   WD-40 COMPANY CONSOLIDATED BALANCE SHEET


ASSETS                                                                                  YEAR ENDED AUGUST 31,
                                                                                  -------------------------------
                                                                                      1997              1996
                                                                                  ------------      -------------
Current assets:
  Cash and cash equivalents...................................................    $ 10,868,000       $  6,748,000
  Short-term investments......................................................                            104,000
  Trade accounts receivable, less allowance for cash discounts
    and doubtful accounts of $495,000 and $420,000............................      22,608,000         21,440,000
  Product held at contract packagers..........................................       2,132,000          2,304,000
  Inventories.................................................................       3,341,000          3,867,000
  Other current assets........................................................       3,407,000          3,170,000
                                                                                  ------------       ------------

Total current assets..........................................................      42,356,000         37,633,000

Property, plant and equipment, net............................................       4,160,000          3,938,000
Long-term investments.........................................................       3,711,000          4,044,000
Goodwill, net.................................................................      13,435,000         14,392,000
Other assets..................................................................       1,756,000          1,651,000
                                                                                  ------------       ------------

                                                                                  $ 65,418,000       $ 61,658,000
                                                                                  ============       ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities....................................    $  6,683,000       $  5,784,000
  Accrued payroll and related expenses........................................       2,383,000          2,737,000
  Income taxes payable........................................................       1,546,000          1,879,000
  Current portion of long-term debt...........................................         756,000            706,000
                                                                                  ------------       ------------

Total current liabilities.....................................................      11,368,000         11,106,000

Long-term debt................................................................       1,671,000          2,427,000
Deferred employee benefits....................................................       1,039,000            954,000
                                                                                  ------------       ------------

Total long-term liabilities...................................................       2,710,000          3,381,000
                                                                                  ------------       ------------


Commitments and contingencies (Note 10)

Shareholders' equity:
  Common stock, no par value, 18,000,000 shares authorized--
  15,561,942 and 15,441,906 shares issued and outstanding.....................       8,459,000          6,603,000
  Paid-in capital.............................................................         321,000            321,000
  Retained earnings...........................................................      42,403,000         40,425,000
  Cumulative translation adjustment...........................................         157,000           (178,000)
                                                                                  ------------       ------------

Total shareholders' equity....................................................      51,340,000         47,171,000
                                                                                  ------------       ------------
                                                                                  $ 65,418,000       $ 61,658,000
                                                                                  ============       ============

See accompanying notes to consolidated financial statements.

         WD-40 COMPANY CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                                 COMMON STOCK
                                                          ----------------------------                                CUMULATIVE
                                                                                           PAID-IN      RETAINED     TRANSLATION
                                                            SHARES            AMOUNT       CAPITAL      EARNINGS      ADJUSTMENT
                                                          ----------      ------------   ----------  -------------   ------------
Balance at August 31, 1994.............................   15,385,950      $  5,720,000   $  292,000  $  36,433,000   $  (350,000)

Issuance of common stock upon exercise of options......       20,360           363,000
Cash dividends.........................................                                                (18,635,000)
Compensatory stock options.............................                                      29,000
Change in cumulative translation adjustment............                                                                  200,000
Net income.............................................                                                 20,453,000
                                                          ----------      ------------   ----------  -------------   -----------

Balance at August 31, 1995.............................   15,406,310         6,083,000      321,000     38,251,000      (150,000)

Issuance of common stock upon exercise of options......       45,392           747,000
Repurchase of common stock upon exercise of options....       (9,796)         (227,000)
Cash dividends.........................................                                                (19,123,000)
Change in cumulative translation adjustment............                                                                  (28,000)
Net income.............................................                                                 21,297,000
                                                          ----------      ------------   ----------  -------------   -----------

Balance at August 31, 1996.............................   15,441,906         6,603,000      321,000     40,425,000      (178,000)

Issuance of common stock upon exercise of options......      177,400         3,509,000
Repurchase of common stock upon exercise of options....      (57,364)       (1,653,000)
Cash dividends.........................................                                                (19,385,000)
Change in cumulative translation adjustment............                                                                  335,000
Net income.............................................                                                 21,363,000
                                                          ----------      ------------   ----------  -------------   -----------

Balance at August 31, 1997.............................   15,561,942      $  8,459,000   $  321,000  $  42,403,000   $   157,000
                                                          ==========      ============   ==========  =============   ===========

See accompanying notes to consolidated financial statements.

              WD-40 COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                   YEAR ENDED AUGUST 31,
                                                                                       --------------------------------------------
                                                                                           1997            1996            1995
                                                                                       ------------    ------------    ------------
Cash flows from operating activities:
  Net income ........................................................................  $ 21,363,000    $ 21,297,000    $ 20,453,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization ...................................................     2,216,000       1,760,000         996,000
    Loss on sale of equipment .......................................................       108,000          32,000         124,000
    Non-cash compensation ...........................................................                                        29,000
    Decrease (increase) in deferred income taxes ....................................        18,000         619,000        (787,000)
    Changes in assets and liabilities:
      Trade accounts receivable .....................................................      (998,000)     (4,276,000)     (2,205,000)
      Product held at contract packagers ............................................       172,000           3,000       1,460,000
      Inventories ...................................................................       624,000      (1,270,000)        (78,000)
      Other assets ..................................................................      (331,000)       (342,000)     (1,437,000)
      Accounts payable and accrued expenses .........................................       435,000       1,109,000         650,000
      Income taxes payable ..........................................................      (383,000)       (832,000)      2,166,000
      Long-term deferred employee benefits ..........................................        85,000          92,000          63,000
                                                                                       ------------    ------------    ------------

        Net cash provided by operating activities ...................................    23,309,000      18,192,000      21,434,000
                                                                                       ------------    ------------    ------------

Cash flows from investing activities:
  Decrease (increase) in short-term investments .....................................       104,000      13,123,000      (4,077,000)
  Non-cash intangible assets of business acquired ...................................                   (15,047,000)
  Proceeds from sale of equipment ...................................................       291,000         163,000         307,000
  Capital expenditures ..............................................................    (1,478,000)     (1,353,000)     (1,371,000)
                                                                                       ------------    ------------    ------------

        Net cash used in investing activities .......................................    (1,083,000)     (3,114,000)     (5,141,000)
                                                                                       ------------    ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of common stock ............................................     1,856,000         520,000         363,000
  Repayment of long-term debt .......................................................      (706,000)       (658,000)       (615,000)
  Dividends paid ....................................................................   (19,385,000)    (19,123,000)    (18,635,000)
                                                                                       ------------    ------------    ------------

        Net cash used in financing activities .......................................   (18,235,000)    (19,261,000)    (18,887,000)
                                                                                       ------------    ------------    ------------

Effect of exchange rate changes on cash .............................................       129,000        (159,000)        169,000
                                                                                       ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents ....................................     4,120,000      (4,342,000)     (2,425,000)
Cash and cash equivalents at beginning of year ......................................     6,748,000      11,090,000      13,515,000
                                                                                       ------------    ------------    ------------

Cash and cash equivalents at end of year ............................................  $ 10,868,000    $  6,748,000    $ 11,090,000
                                                                                       ============    ============    ============

Non-cash investing and financing activities:
  Repurchase of common stock upon exercise of options ...............................  $  1,653,000    $    227,000    $    -0-
                                                                                       ============    ============    ============

See accompanying notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, WD-40 Products (Canada) Ltd, WD-40 Company Ltd. (U.K.), and WD-40 Company (Australia) Pty. Ltd. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents
Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Diversification of Credit Risk
The Company's policy is to place its cash, cash equivalents and investments in high credit quality financial institutions, government agencies and corporate entities, and to limit the amount of credit exposure.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenues are recognized upon the shipment of product to third party wholesalers.

Product Held at Contract Packagers
Product held at contract packagers represents the inventory held at United States, Australian, and Canadian contract packagers underlying their obligation to pay the Company for the inventory acquired.

These contract packagers will continue to package WD-40 products to rigid specifications, and upon order from WD-40 Company, ship ready- to- sell inventory to the Company's customers. The United States contract packagers, rather than the Company, are responsible for inventory control. The Company does not record a sale of the inventory until such inventory is shipped to third party wholesalers.

Inventories
Inventories are stated at the lower of average cost or market. The inventory balance primarily represents inventory owned by WD-40 Company Ltd. (U.K.) and concentrate owned by WD-40 Company (U.S.).

Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation has been computed principally using the straight-line method based upon estimated useful lives of thirty to forty years for buildings and improvements, three to fifteen years for machinery and equipment, five years for vehicles and five to seven years for furniture and fixtures.

Goodwill
Goodwill represents the excess of the purchase cost over the fair value of identifiable assets at the date of acquisition (Note 2) and is amortized on a straight-line basis over its estimated useful life of fifteen years. The Company evaluates the carrying value of goodwill at each balance sheet date as well as the amortization period to determine whether adjustments are required. No such adjustments have been recorded by the Company.

Long-Lived Assets
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which the Company adopted prospectively as required in fiscal 1997. Pursuant to this Statement, companies are required to investigate potential impairments of long-lived assets, certain identifiable intangibles, and associated goodwill, on an exception basis, when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. An impairment loss would be recognized when the sum of the undiscounted expected future net cash flows is less than the carrying amount of the asset. The adoption of SFAS No. 121 did not have a significant impact on the Company's financial position or results of operations.

Advertising Costs
The Company expenses advertising costs when the liabilities arise.

Fair Value of Financial Instruments
At August 31, 1997, the carrying amounts of the Company's financial instruments, including cash equivalents, trade receivables and accounts payable, approximated their fair values due to their short-term maturities. Management believes that the estimated fair value of the Company's long-term investments and debt approximated their carrying values at August 31, 1997.

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

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Foreign Currency
The accounts of the Company's foreign subsidiaries have been translated into United States dollars at appropriate rates of exchange. Cumulative translation gains or losses are recorded as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's local currency) are included in the consolidated statement of income as other income (expense). Aggregate foreign currency transaction gains and (losses) were ($1,274,000) and $135,000 for the years ended August 31, 1997 and 1996, respectively.

Earnings Per Share
Earnings per share are based upon the weighted average number of shares outstanding during each year increased by the effect of dilutive stock options, when applicable, using the treasury stock method.

In March 1997, the Financial Accounting Standards Board issued SFAS No. 128 "Earnings per Share." SFAS No. 128 will be adopted by the Company as required in the second quarter of fiscal 1998. Upon adoption of SFAS No. 128, the Company will present basic earnings per share and diluted earnings per share. Basic earnings per share will be computed based on the weighted average number of shares outstanding during the period. Diluted earnings per share will be computed based on the weighted average number of shares outstanding during the period increased by the effect of dilutive stock options using the treasury stock method. Pro forma basic earnings per share for the years ended August 31, 1997 and 1996 are $1.38 and $1.38, respectively. Pro forma diluted earnings per share for the same periods are $1.37 and $1.38, respectively.

Stock-Based Compensation
As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" the Company has elected to continue to account for stock options and other stock-based awards to employees in accordance with APB Opinion No. 25 ("Accounting for Stock Issued to Employees"). See Note 6 for pro forma disclosures of net income and earnings per share as if the fair value based method prescribed by SFAS No. 123 had been applied in measuring compensation expenses.

Recapitalization
On July 11, 1997, the Company filed a Certificate of Amendment of Restated Articles of Incorporation to effect a two-for-one stock split of all outstanding shares of common stock and stock options. All shares and per share data in the accompanying financial statements have been adjusted retroactively to give effect to the stock split. The Certificate of Amendment increased the authorized stock of the Company such that the Company is authorized to issue 18,000,000 shares of no par value common stock.

Reclassifications
Certain 1996 and 1995 balances have been reclassified to conform to the 1997 presentation.


NOTE 2 - ACQUISITION

On December 8, 1995, the Company acquired all of the worldwide trademarks and other intangible assets relating to the sale of 3-IN-ONE brand lubricating oil products from Reckitt & Colman, Inc., a Delaware corporation, Reckitt & Colman (Overseas) Limited, an English corporation, and other affiliates of Reckitt & Colman P.L.C., and English corporation (collectively Reckitt & Colman), under an asset purchase and sale agreement. The acquisition of assets included inventory and the rights to manufacture, sell, and distribute this product line. No other physical property, plant or equipment was acquired. The Company paid cash in the amount of $15,047,000 for the trademarks and other intangible assets and approximately $400,000 for inventory. None of the funds required for the acquisition were borrowed. Accumulated amortization of goodwill at August 31, 1997 and 1996 was $1,746,000 and $732,000 and the related amortization expense for the years then ended was $1,014,000 and $732,000, respectively.


NOTE 3 - SELECTED FINANCIAL STATEMENT INFORMATION

                                                                                           AUGUST 31,
                                                                                  -----------------------------
                                                                                     1997             1996
                                                                                  -----------      ------------
Inventories:
  Raw materials ...............................................................   $   459,000      $    333,000
  Finished goods ..............................................................     2,882,000         3,534,000
                                                                                  -----------      ------------

                                                                                  $ 3,341,000      $  3,867,000
                                                                                  ===========      ============
Property, plant and equipment
  Land ........................................................................   $   254,000      $    254,000
  Building and improvements ...................................................     1,919,000         1,746,000
  Furniture and fixtures ......................................................     2,832,000         2,612,000
  Machinery, equipment and vehicles ...........................................     2,840,000         2,529,000
                                                                                  -----------      ------------

                                                                                    7,845,000         7,141,000
  Accumulated depreciation ....................................................    (3,685,000)       (3,203,000)
                                                                                  -----------      ------------
                                                                                  $ 4,160,000      $  3,938,000
                                                                                  ===========      ============

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - BUSINESS SEGMENT AND FOREIGN OPERATIONS

The Company operates in one business segment - the manufacture and sale of multi-purpose lubricants principally through retail chain stores, automotive parts outlets, and industrial distributors and suppliers.

Information regarding the Company's operations in different geographic area is summarized below. WD-40 Company (U.S.) includes all domestic and intercompany sales, as well as sales to the Caribbean, Mexico, South America, and the Pacific Rim, except for Australia and New Zealand. WD-40 Company (U.S.) export sales were $19,141,000, $18,163,000, and $13,413,000 in fiscal 1997, 1996, and 1995, respectively. WD-40 Company Ltd. (U.K) includes sales to Europe, the Middle East, and Africa. WD-40 Products (Canada) Ltd. and WD-40 Company (Australia) Pty. Ltd. are included in other foreign subsidiaries. Substantially all sales by these entities are to customers within Canada, Australia, and New Zealand.

                                                                                    YEAR ENDED AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Net sales:
  WD-40 Company (U.S.) ..............................................   $ 98,275,000     $ 93,487,000     $ 86,547,000
  WD-40 Company Ltd. (U.K.) .........................................     32,244,000       29,949,000       24,116,000
  Other foreign subsidiaries ........................................      9,174,000        8,751,000        6,978,000
  Intercompany ......................................................     (1,800,000)      (1,275,000)        (865,000)
                                                                        ------------     ------------     ------------
                                                                        $137,893,000     $130,912,000     $116,776,000
                                                                        ============     ============     ============


                                                                                    YEAR ENDED AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Operating profit:
  WD-40 Company (U.S.) ..............................................   $ 25,146,000     $ 27,352,000     $ 23,391,000
  WD-40 Company Ltd. (U.K.) .........................................      7,078,000        8,124,000        6,693,000
  Other foreign subsidiaries ........................................      2,424,000        2,190,000        1,398,000
                                                                        ------------     ------------     ------------
Income from operations ..............................................     34,648,000       32,676,000       31,482,000

  Interest income, net ..............................................         54,000          398,000        1,118,000
  Other income (expenses), net ......................................     (1,342,000)         338,000           53,000
                                                                        ------------     ------------     ------------
Income before income taxes ..........................................   $ 33,360,000     $ 33,412,000     $ 32,653,000
                                                                        ============     ============     ============


                                                                                          AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Identifiable assets:
  WD-40 Company (U.S.) ..............................................   $ 46,811,000     $ 44,876,000     $ 45,587,000
  WD-40 Company Ltd. (U.K.) .........................................     16,526,000       14,949,000       12,443,000
  Other foreign subsidiaries ........................................      2,081,000        1,833,000        1,549,000
                                                                        ------------     ------------     ------------
                                                                        $ 65,418,000     $ 61,658,000     $ 59,579,000
                                                                        ============     ============     ============

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5-INCOME TAXES

The provision for income taxes includes the following:

                                                AUGUST 31,
                                 -----------------------------------
                                    1997        1996         1995
                                 ----------  -----------   ----------
Current tax provision:
     United States...............$ 8,359,000  $ 6,812,000   $ 8,021,000
     State.......................  1,687,000    1,818,000     1,971,000
     Foreign.....................  1,933,000    2,866,000     2,995,000
                                 -----------  -----------   -----------
           Total current......... 11,979,000   11,496,000    12,987,000
                                 -----------  -----------   -----------

Deferred tax provision (benefit):
     United States...............      8,000      563,000      (792,000)
     Foreign.....................     10,000       56,000         5,000
                                 -----------  -----------    ----------
           Total deferred........     18,000      619,000      (787,000)
                                 -----------  -----------   -----------
                                 $11,997,000  $12,115,000   $12,200,000
                                 ===========  ===========   ===========

Deferred tax assets included in other current assets are comprised of the following:

                                        AUGUST 31, 1997     AUGUST 31,1996
                                        ---------------     --------------
Accrued employee benefits.............  $       363,000      $    375,000
State income taxes....................          232,000           273,000
Reserves and allowances...............          118,000           104,000
                                        ---------------      -------------
                                        $       713,000      $    752,000
                                        ===============      =============

Long-term deferred tax assets and (liabilities) included in other assets are comprised of the following:

                                        AUGUST 31, 1997      AUGUST 31, 1996
                                        ---------------      ---------------
Depreciation.........................   $      (281,000)     $     (283,000)
Deferred compensation................           439,000             395,000
Other................................            93,000             118,000
                                        ---------------      ---------------
                                        $       251,000      $      230,000
                                        ===============      ===============

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before taxes follows:

                                          YEAR ENDED AUGUST 31,
                             -----------------------------------------------
                                1997            1996                1995
                             -------------   --------------     ------------
Amount computed at U.S.
 statutory federal tax rate.. $ 11,676,000     $ 11,694,000     $ 11,429,000
State income taxes,
 net of federal benefit......    1,409,000        1,182,000        1,235,000
Affordable housing credits...     (654,000)        (499,000)        (111,000)
Other........................     (434,000)        (262,000)        (353,000)
                              ------------     ------------     ------------
                              $ 11,997,000     $ 12,115,000     $ 12,200,000
                              ============     ============     ============

Income taxes paid in fiscal 1997, 1996, and 1995 amounted to $11,850,000, $12,329,000, and $11,643,000, respectively.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - STOCK OPTIONS

The Company has an incentive stock option plan whereby the Board of Directors may grant officers and key employees options to purchase an aggregate of not more than 880,000 shares of the Company's common stock at a price not less than 100 percent of the fair market value of the stock at the date of grant. Options are generally exercisable one year after grant and may not be granted for terms in excess of ten years. At August 31, 1997 options for 239,252 shares were exercisable and options for 228,046 shares were available for future grants.

A summary of the changes in options outstanding under the Company's stock option plan during the three years ended August 31, 1997 is as follows:

                                       NUMBER OF            OPTION PRICE
                                        SHARES                PER SHARE
                                     ---------------       ---------------
Outstanding at August 31, 1994...       298,640            $12.25 - $23.75
  Options granted................       117,800                 $21.25
  Options exercised..............       (20,360)           $15.34 - $20.00
  Options canceled...............       (10,762)           $20.00 - $23.75
                                     ---------------       ---------------

Outstanding at August 31, 1995...       385,318            $12.25 - $23.75
  Options granted................       124,800                 $21.19
  Options exercised..............       (45,392)           $12.25 - $21.25
  Options canceled...............       (22,994)           $21.19 - $23.75
                                     ---------------       ---------------

Outstanding at August 31, 1996...       441,732            $12.25 - $23.75
  Options granted................       126,800                 $23.00
  Options exercised..............      (177,400)           $15.34 - $23.75
  Options canceled...............       (16,082)           $21.19 - $23.75
                                     ---------------       ---------------


Outstanding at August 31, 1997...       375,050            $15.34 - $23.75
                                     ===============       ===============

The following table summarizes information concerning and exercisable options as of August 31, 1997:

                                            OPTIONS OUTSTANDING                                  OPTIONS EXERCISABLE
                               -------------------------------------------------         -----------------------------------
                                                      WEIGHTED
                                   NUMBER             AVERAGE        WEIGHTED                  NUMBER            WEIGHTED
                               OUTSTANDING AS OF     REMAINING       AVERAGE              EXERCISABLE AS OF      AVERAGE
 RANGES OF EXERCISE PRICES      AUGUST 31,1997      LIFE (YEARS)  EXERCISE PRICE           AUGUST 31, 1997    EXERCISE PRICE
--------------------------     -----------------   -------------  --------------         -----------------    --------------
      $15.34 - $19.00                 27,448             3.66        $ 15.81                   27,448              $ 15.81
      $19.00 - $23.75                347,602             8.48        $ 22.25                  211,804              $ 21.71
                                ----------------                                          -----------------
                                     375,050             8.13        $ 21.78                  239,252               $21.03
                                ================                                          =================


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plan. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under the stock option plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below.

                                                               YEAR ENDED AUGUST 31,
                                                           -----------------------------

                                                               1997            1996
                                                           ------------      -----------
Net income
  As reported ..........................................   $ 21,363,000     $ 21,297,000
  Pro forma ............................................   $ 21,055,000     $ 21,098,000

Earnings per share
  As reported ..........................................   $       1.38     $       1.38
  Pro forma ............................................   $       1.36     $       1.37

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1997 and 1996 expected volatility of 16.99%, risk-free interest rate of 6.21%, an average expected life of three years and a dividend yield of 5.60%. The weighted average fair value of stock options granted in 1997 and 1996 was $2.58 and $2.11 per share, respectively.


NOTE 7 - EMPLOYEE BENEFIT PLANS

The Company has a combined Money Purchase Pension Plan and Profit Sharing Plan for the benefit of its regular full-time employees who meet certain minimum criteria. The Plans provide for annual contributions into a trust to the extent of 10% of covered employee compensation for the Money Purchase Pension Plan and as approved by the Board of Directors for the Profit Sharing Plan, but which may exceed the amount deductible for income tax purposes. The Plans may be amended or discontinued at any time by the Company. Contributions charged to income under the plans for fiscal 1997, 1996, and 1995 approximated $1,094,000, $1,029,000, and $1,029,000, respectively.

The Company has a Salary Deferral Employee Stock Ownership Plan whereby regular full-time employees who have completed at least one year of service can defer a portion of their income through contributions to a trust. The Plan provides for Company contributions to the trust, as approved by the Board of Directors, equal to fifty percent or more of the compensation deferred by employees, but not in excess of the amount deductible for income tax purposes. Company contributions to the trust are invested in the Company's common stock. The Plan may be amended or discontinued at any time by the Company. Company contribution expense for fiscal 1997, 1996, and 1995 was approximately $129,000, $118,000, and $104,000, respectively.

The Company has agreed to provide fixed retirement benefits to certain of its key executives. The Company's gross liability related to these agreements approximates $3,243,000 of which $1,039,000, representing the present value of these obligations to employees for service through August 31, 1997, has been accrued.

The Company has life insurance policies on certain of its key executives. As of August 31, 1997 the aggregate cash surrender value of these policies is $1,505,000, which is included in other assets. Keyman life insurance premiums paid by the Company in fiscal 1997, 1996, and 1995 were $56,000, $46,000, and $91,000, respectively.


NOTE 8 - LONG-TERM INVESTMENT AND RELATED DEBT

On August 31, 1993 and December 13, 1994, the Company purchased partnership units in an affordable housing tax credit fund for $3,000,000 and $2,000,000, respectively. The Company's decision to invest in the fund was due to the favorable tax credits that are available over the investment period of 15 years, subject to certain tax restrictions. The investment is accounted for at historical cost, amortized on a straight-line basis over 15 years. Amortization expense was $333,000 in each of the last three fiscal years.

The Company entered into seven-year promissory notes to fund its investments in the affordable housing tax credit fund. Each note is secured by the corresponding investment and bears interest at 7.0%. Combined interest and principal payments on each note are $559,000 and $370,000, respectively, due annually each January through 2000. Interest paid in fiscal 1997, 1996, and 1995 was $223,000, $270,000 and $314,000, respectively.


NOTE 9 - BANK LINE OF CREDIT

In July 1997, the Company obtained an unsecured line of credit with a commercial bank which expires on November 30, 1999. Under the terms of the credit agreement, the Company may borrow up to $10,000,000 at the bank's prime rate (8.50% at August 31, 1997), or LIBOR plus 1.5% if a minimum of $100,000 is borrowed. The credit agreement requires the Company to maintain certain minimum income levels and meet certain other restrictive covenants. There were no borrowings outstanding on this line at August 31, 1997.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10--COMMITMENTS AND CONTINGENCIES

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business. In the opinion of management, all such matters are adequately covered by insurance or will not have a material adverse effect on the Company's financial position or results of operations.

The Company was committed under certain noncancelable operating leases at August 31, 1997 which provide for the following future minimum lease payments: 1998, $143,000; 1999, $117,000; 2000, $86,000; 2001, $87,000; and 2002, $15,000. Rent
expense for the years ended August 31, 1997, 1996, and 1995 was $257,000, $273,000, and $192,000, respectively.

NOTE 11--SUBSEQUENT EVENT

On Saturday 22, 1997, the Company declared a cash dividend of $.32 per share payable on October 30, 1997 to shareholders of record on October 10, 1997.

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth certain unaudited quarterly financial information for each of the two years in the period ended August 31, 1997.


                                         NET                 GROSS               NET              EARNINGS
QUARTER ENDED:                          SALES                PROFIT             INCOME            PER SHARE*
                                     ------------          -----------        -----------         ---------
November 30, 1995............        $ 27,612,000          $15,926,000         $5,266,000         $  .34
February 28, 1996............          35,080,000           19,980,000          5,883,000            .38
May 31, 1996.................          34,228,000           18,744,000          5,036,000            .33
August 31, 1996..............          33,992,000           18,337,000          5,112,000            .33
                                     ------------          -----------        -----------          -----
                                     $130,912,000          $72,987,000        $21,297,000          $1.38
                                     ============          ===========        ===========          =====
November 30, 1996.............       $ 28,265,000          $16,846,000        $ 4,240,000          $ .28
February 28, 1997.............         39,808,000           22,334,000          6,565,000            .42
May 31, 1997..................         34,525,000           19,641,000          5,134,000            .33
August 31, 1997...............         35,297,000           19,788,000          5,424,000            .35
                                     ------------          -----------        -----------          -----
                                     $137,893,000          $78,607,000        $21,363,000          $1.38
                                     ============          ===========        ===========          =====


                                                        STOCK INFORMATION*

                                                          FISCAL 1997                             FISCAL 1996
                                               --------------------------------      ------------------------------------
PERIOD:                                        HIGH         LOW        DIVIDEND          HIGH         LOW         DIVIDEND
                                             --------     --------   -----------     ----------    ---------   -----------
First Quarter..................               26 5/8       22 1/2        $.31          21 3/8        19 3/8        $.31
Second Quarter.................               26 5/8       24 3/4        $.31          24 1/2        20 1/4        $.31
Third Quarter..................               29 7/8       24 3/8        $.31          24 3/4        22 7/8        $.31
Fourth Quarter.................               31 1/4       26            $.32          24 1/4        20 7/8        $.31

The high and low closing prices are as quoted in the Wall Street Journal.

* Amounts have been retroactively restated to reflect the two-for-one stock split effective July 11, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATION


WD-40 COMPANY (US)

1997 vs 1996

Net sales reached yet another record high of $98.3 million, an increase of $4.8 million or 5.1% over the previous year. Domestic net sales increased $3.8 million or 5.1% primarily due to the flow-through effect of a price increase implemented in June, 1996.

Export sales to Latin America increased $2.0 million, or 26.9% while sales to the Pacific Rim declined $1.0 million,or 9.1%. The decline in the Pacific Rim was due to the heavy buy-in of products in 1996 in anticipation of the September 1996 price increase. Combined export sales to these areas totaled $19.1 million, up 5.4% from last year and now account for approximately 20% of the U.S. total. 3-IN-ONE sales accounted for $2.2 million of the export total.

Cost of product sold returned to fiscal 1995 levels as a percentage of sales and was 43.9% versus 46.1% in fiscal 1996. A combination of product mix, customer mix, and the flow-through of the price increases contributed to the lower cost percentages. Selling, general, and administrative expenses as a percentage of net sales decreased to 19.5% versus 20.2% in fiscal year 1996 primarily due to reduced professional expenses and a reduction in other general overhead expenses.

Advertising and sales promotion expenses as a percentage of net sales increased to 9.8% versus 8.8% last year, but overall remain within our historical range of approximately 9-10% of sales.

1996 vs 1995

Net sales reached a record high of $92.2 million, an increase of $6.5 million or 7.6% over the previous year. Domestic net sales increased a modest $2.5 million or 3.4% due to the ebb and flow of business in our retail environment. Export sales to Latin America and the Pacific Rim continued to grow at a very rapid rate. Sales to these areas were $18.2 million, up 36% from the prior year. Export sales accounted for approximately 20% of the U.S. total. 3-IN-ONE sales accounted for $2.5 million of this gain.

Cost of product sold continued to escalate as a percentage of sales and was 46.1% versus 43.9% in fiscal 1995. Increases in raw material and component costs and higher costs for promotional packaging, combined with an increase in export sales which carry a lower gross margin accounts for the increase.

Selling, general, and administrative expenses as a percentage of net sales were 20.2% versus 19.7% in fiscal year 1995. A general increase in overhead, higher legal costs, and the establishment of the national computer network and disaster recovery plans were the reasons for the higher expenses.

Advertising and sales promotion expenses as a percentage of net sales were stable at 8.8% versus 9.1% in FY 1995.


WD-40 COMPANY LTD. (UK)

1997 vs 1996

Net sales increased across most of the European subsidiary's territories, and in total by $2.3 million, or 7.7%. Prime European sales were unchanged at $21.4 million, or 66.5% of total European sales. Eastern European sales increased $1.2 million, or 47.8% due to stepped-up sales activity in the region, and sales in the Middle East increased 15.4%. 3-IN-ONE sales contributed $3.7 million to the total.

Cost of sales increased to 42.3% of net sales versus 39.8% in fiscal 1996 primarily due to sales to marketing distributors and increased sales of the 3-IN-ONE brand, both of which yield a somewhat lower margin.

Selling, general, and administrative expenses as a percentage of net sales increased to 24.9% versus 22.5% in fiscal year 1996 due primarily to staffing increases and associated costs to support the infrastructure necessary for the anticipated future growth in Europe.

Advertising and sales promotion expenses increased slightly to 10.5% of sales versus 10.1% a year ago.

Operating income decreased $1.1 million or 13.0% primarily due to the lower margins and higher overhead expenses described above.

1996 vs 1995

Net sales increased across all of the subsidiary's territories by $5.8 million, or 24.2%, even though the currency exchange rate was a negative 3% for the year. Prime European salesincreased 53%, Eastern Eurpean Sales were up 43%, and sales in the Middle East increased 10%. 3-IN-ONE sales were $2.5 million of this gain.

Cost of sales increased to 39.8% of net sales versus 38.3% in fiscal 1995 due to a shift in the product range.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATION


Selling, general, and administrative expenses as a percentage of net sales decreased to 22.5% versus 23.9% in fiscal year 1995 due to the increased sales.

Advertising and sales promotion expense was on budget at 10.1% of net sales versus 10.1% a year ago.

Operating income increased $1.4 million or 21.5% primarily due to increased sales and controlled overhead.


OTHER SUBSIDIARIES

1997 vs 1996

Net sales increased $422 thousand or 4.8%. Sales to Australia were unchanged from FY 1996, with Canadian sales growth being primarily responsible for the overall increase. Cost of product sold as a percentage of sales decreased slightly to 47.5% versus 48.4% last year.

Selling, general, and administrative expenses along with advertising and sales promotion as a percentage of sales were almost flat at 26.0% versus 26.5% in fiscal 1996.

1996 vs 1995

Net sales increased $1.8 million or 25% due mainly to the rebound of the retail economy in Canada. Cost of product sold as a percentage of sales was down slightly to 48.4% versus 49.1% in FY 1995.

Selling, general, and administrative expenses along with advertising and sales promotion as a percentage of sales was down significantly to 26.5% versus 30.8% in fiscal 1995 due to the strong rebound in the Canadian sales.


INTEREST AND OTHER INCOME (EXPENSE), NET

1997 vs 1996

Net interest income decreased $344 thousand due to unavailability of funds for short-term investment. Other income (expense), net, decreased $1.7 million primarily due to foreign currency translation losses recognized in the U.K. operation.

1996 vs 1995

Net interest income declined $720 thousand due to less funds being available for short-term investment. Other income (expense), net, increased $285 thousand primarily due to increase in international commission income.


PRICE INCREASES

The Company converted to CO\2\ propellant in the fourth quarter of FY 1996 which increased the cost of product sold. As a result, pricing to customers in North America, Europe, and Canada was adjusted accordingly. During the first and second quarters of FY 1997, prices to Asia, Latin America, and Middle East distributors were similarly increased to compensate for the additional costs incurred due to the conversion to CO\2\ propellent. The overall price increases were in the range of 7-9% and, as noted above, have had some impact on the Company's margins.


CASH AND CASH EQUIVALENTS

Cash and cash equivalents increased $4.1 million during fiscal 1997 versus a decrease of $4.3 million in the prior year. Cash provided by operations was $23.3 million in fiscal 1997. The increase of $5.1 million from fiscal 1996 was primarily due to the decrease in inventories and the effect of a full year's amortization of goodwill resulting from the acquisition of the 3-IN-ONE brand.

Cash used for investing activities was nil at the end of fiscal 1997, compared with short-term investments of $104 thousand in fiscal 1996.


LIQUIDITY AND CAPITAL RESOURCES

The current ratio of 3.7-to-one on August 31, 1997, was greater than the current ratio of 3.4-to-one on August 31, 1996, due mainly to the increase in cash and cash equivalents. The Company has notes outstanding on August 31, 1997 amounting to $2.4 million. The proceeds from these notes were used to purchase partnership units in a Low Income Housing Tax Credit Fund in fiscal 1993 and fiscal 1994 (See Note 8). The Company's cash flows from operations are expected to provide sufficient funds to meet both short- and long-term operating needs, as well as future dividends. Capital expenditures for fiscal 1998 are expected to total approximately $1.0 million principally for improving management information systems and facility upgrades in Europe and the United States.

                               TEN YEAR SUMMARY

FISCAL YEAR ENDED AUGUST 31
                                                         1988          1989
                                                      -----------   -----------
Net sales...........................................  $80,005,000   $83,932,000
Cost of product sold................................   33,931,000    36,347,000
                                                      -----------   -----------
Gross profit........................................   46,074,000    47,585,000
                                                      -----------   -----------

Operating expenses..................................   21,891,000    23,744,000
Interest and other income (expense), net............    1,235,000     2,084,000
                                                      -----------   -----------
Income before income taxes..........................   25,418,000    25,925,000
Provision for income taxes..........................    9,870,000    10,170,000
                                                      -----------   -----------
Net income..........................................  $15,548,000   $15,755,000
                                                      ===========   ===========
Earnings per share..................................  $      1.03   $      1.04
                                                      ===========   ===========
Average number of shares outstanding................   15,055,014    15,104,228
Dividends per share.................................  $      0.82   $      0.95
                                                      ===========   ===========
Total assets........................................  $43,312,000   $44,640,000
                                                      ===========   ===========
Number of employees.................................           79           133

NET SALES

Thousands of Dollars

[BAR CHART APPEARS HERE]

1988           80,005
1989           83,932
1990           90,990
1991           89,833
1992           99,964
1993          108,964
1994          112,166
1995          116,776
1996          130,912
1997          137,893


   1990            1991            1992             1993            1994            1995            1996            1997
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
$90,990,000     $89,833,000     $99,964,000     $108,964,000    $112,166,000    $116,776,000    $130,912,000    $137,893,000
 40,446,000      39,828,000      42,217,000       44,686,000      47,028,000      50,229,000      57,925,000      59,286,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 50,544,000      50,005,000      57,747,000       64,278,000      65,138,000      66,547,000      72,987,000      78,607,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 27,274,000      26,305,000      29,537,000       31,242,000      32,755,000      35,065,000      40,311,000      43,959,000
  1,910,000       1,406,000       1,263,000       (1,306,000)    (11,900,000)      1,171,000         736,000      (1,288,000)
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 25,180,000      25,106,000      29,473,000       31,730,000      20,483,000      32,653,000      33,412,000      33,360,000
  9,690,000       9,800,000      11,400,000       12,400,000       7,800,000      12,200,000      12,115,000      11,997,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
$15,490,000     $15,306,000     $18,073,000     $ 19,330,000    $ 12,683,000    $ 20,453,000    $ 21,297,000    $ 21,363,000
===========     ===========     ===========     ============    ============    ============    ============    ============
$      1.03     $      1.01     $      1.19     $       1.26    $       0.83    $       1.33    $       1.38    $       1.38
===========     ===========     ===========     ============    ============    ============    ============    ============
 15,108,308      15,111,898      15,188,486       15,320,924      15,372,248      15,400,478      15,423,728      15,512,140
$      1.01     $      0.86     $      1.08     $       1.15    $       1.15    $       1.21    $       1.24    $       1.25
===========     ===========     ===========     ============    ============    ============    ============    ============
$46,785,000     $47,752,000     $53,596,000     $ 58,784,000    $ 54,872,000    $ 59,579,000    $ 61,658,000    $ 65,418,000
===========     ===========     ===========     ============    ============    ============    ============    ============
        136             134             136              143             144             148             149             165

EARNINGS

 . Net Income: Thousands of Dollars
 . Earnings per Share: Dollars

[BAR GRAPH APPEARS HERE]

1988    15,548    1.03
1989    15,755    1.04
1990    15,490    1.03
1991    15,306    1.01
1992    18,073    1.19
1993    19,330    1.26
1994    12,683     .83
1995    20,453    1.33
1996    21,297    1.38
1997    21,363    1.38