Form 10-K/A, Exhibit 13
period 1997-08-31
WD 40 CO
filed 1997-12-05
CIK 105132

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

/s/ Price Waterhouse LLP

San Diego, California
October 2, 1997


                WD-40 COMPANY CONSOLIDATED STATEMENT OF INCOME

                                            YEAR ENDED AUGUST 31,
                                --------------------------------------------
                                    1997            1996            1995
                                ------------    ------------    ------------
Net sales....................   $137,893,000    $130,912,000    $116,776,000
Cost of product sold.........     59,286,000      57,925,000      50,229,000
                                ------------    ------------    ------------

Gross profit.................     78,607,000      72,987,000      66,547,000
                                ------------    ------------    ------------
Operating expenses:
  Selling, general and
    administrative...........     28,770,000      27,027,000      23,759,000
  Advertising and sales
    promotion................     13,846,000      12,219,000      10,973,000
  Amortization expense.......      1,343,000       1,065,000         333,000
                                ------------    ------------    ------------

                                  43,959,000      40,311,000      35,065,000
                                ------------    ------------    ------------

Income from operations.......     34,648,000      32,676,000      31,482,000

Interest income, net.........         54,000         398,000       1,118,000
Other income (expense), net..     (1,342,000)        338,000          53,000
                                ------------    ------------    ------------

Income before income taxes...     33,360,000      33,412,000      32,653,000
Provision for income taxes...     11,997,000      12,115,000      12,200,000
                                ------------    ------------    ------------

Net income...................   $ 21,363,000    $ 21,297,000    $ 20,453,000
                                ============    ============    ============
Earnings per share...........   $       1.38    $       1.38    $       1.33
                                ============    ============    ============
Average number of shares
  outstanding................     15,512,140      15,423,728      15,400,478
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

              WD-40 COMPANY CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                                   YEAR ENDED AUGUST 31,
                                                                                       --------------------------------------------
                                                                                           1997            1996            1995
                                                                                       ------------    ------------    ------------
Cash flows from operating activities:
  Net income ........................................................................  $ 21,363,000    $ 21,297,000    $ 20,453,000
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization ...................................................     2,216,000       1,760,000         996,000
    Loss on sale of equipment .......................................................       108,000          32,000         124,000
    Non-cash compensation ...........................................................                                        29,000
    Decrease (increase) in deferred income taxes ....................................        18,000         619,000        (787,000)
    Changes in assets and liabilities:
      Trade accounts receivable .....................................................      (998,000)     (4,276,000)     (2,205,000)
      Product held at contract packagers ............................................       172,000           3,000       1,460,000
      Inventories ...................................................................       624,000      (1,270,000)        (78,000)
      Other assets ..................................................................      (331,000)       (342,000)     (1,437,000)
      Accounts payable and accrued expenses .........................................       435,000       1,109,000         650,000
      Income taxes payable ..........................................................      (383,000)       (832,000)      2,166,000
      Long-term deferred employee benefits ..........................................        85,000          92,000          63,000
                                                                                       ------------    ------------    ------------

        Net cash provided by operating activities ...................................    23,309,000      18,192,000      21,434,000
                                                                                       ------------    ------------    ------------

Cash flows from investing activities:
  Decrease (increase) in short-term investments .....................................       104,000      13,123,000      (4,077,000)
  Non-cash intangible assets of business acquired ...................................                   (15,047,000)
  Proceeds from sale of equipment ...................................................       291,000         163,000         307,000
  Capital expenditures ..............................................................    (1,478,000)     (1,353,000)     (1,371,000)
                                                                                       ------------    ------------    ------------

        Net cash used in investing activities .......................................    (1,083,000)     (3,114,000)     (5,141,000)
                                                                                       ------------    ------------    ------------

Cash flows from financing activities:
  Proceeds from issuance of common stock ............................................     1,856,000         520,000         363,000
  Repayments of long-term debt ......................................................      (706,000)       (658,000)       (615,000)
  Dividends paid ....................................................................   (19,385,000)    (19,123,000)    (18,635,000)
                                                                                       ------------    ------------    ------------

        Net cash used in financing activities .......................................   (18,235,000)    (19,261,000)    (18,887,000)
                                                                                       ------------    ------------    ------------

Effect of exchange rate changes on cash .............................................       129,000        (159,000)        169,000
                                                                                       ------------    ------------    ------------

Increase (decrease) in cash and cash equivalents ....................................     4,120,000      (4,342,000)     (2,425,000)
Cash and cash equivalents at beginning of year ......................................     6,748,000      11,090,000      13,515,000
                                                                                       ------------    ------------    ------------

Cash and cash equivalents at end of year ............................................  $ 10,868,000    $  6,748,000    $ 11,090,000
                                                                                       ============    ============    ============

Non-cash investing and financing activities:

  Repurchase of common stock upon exercise of options ...............................  $  1,653,000    $    227,000    $    -0-
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

Stock-Based Compensation
As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" the Company has elected to continue to account for stock options and other stock-based awards to employees in accordance with APB Opinion No. 25 ("Accounting for Stock Issued to Employees"). See Note 6 for pro forma disclosures of net income and earnings per share as if the fair value based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

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


NOTE 2 - ACQUISITION

On December 8, 1995, the Company acquired all of the worldwide trademarks and other intangible assets relating to the sale of 3-IN-ONE brand lubricating oil products from Reckitt & Colman, Inc., a Delaware corporation, Reckitt & Colman (Overseas) Limited, an English corporation, and other affiliates of Reckitt & Colman P.L.C., an English corporation (collectively Reckitt & Colman), under an asset purchase and sale agreement. The acquisition of assets included inventory and the rights to manufacture, sell, and distribute this product line. No other physical property, plant or equipment was acquired. The Company paid cash in the amount of $15,047,000 for the trademarks and other intangible assets and approximately $400,000 for inventory. None of the funds required for the acquisition were borrowed. Accumulated amortization of goodwill at August 31, 1997 and 1996 was $1,746,000 and $732,000 and the related amortization expense for the years then ended was $1,014,000 and $732,000, respectively.


NOTE 3 - SELECTED FINANCIAL STATEMENT INFORMATION

                                                                                           AUGUST 31,
                                                                                  -----------------------------
                                                                                     1997             1996
                                                                                  -----------      ------------
Inventories:
  Raw materials ...............................................................   $   459,000      $    333,000
  Finished goods ..............................................................     2,882,000         3,534,000
                                                                                  -----------      ------------

                                                                                  $ 3,341,000      $  3,867,000
                                                                                  ===========      ============
Property, plant and equipment:
  Land ........................................................................   $   254,000      $    254,000
  Building and improvements ...................................................     1,919,000         1,746,000
  Furniture and fixtures ......................................................     2,832,000         2,612,000
  Machinery, equipment and vehicles ...........................................     2,840,000         2,529,000
                                                                                  -----------      ------------

                                                                                    7,845,000         7,141,000
  Accumulated depreciation ....................................................    (3,685,000)       (3,203,000)
                                                                                  -----------      ------------
                                                                                  $ 4,160,000      $  3,938,000
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

                                                                                    YEAR ENDED AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Net sales:
  WD-40 Company (U.S.) ..............................................   $ 98,275,000     $ 93,487,000     $ 86,547,000
  WD-40 Company Ltd. (U.K.) .........................................     32,244,000       29,949,000       24,116,000
  Other foreign subsidiaries ........................................      9,174,000        8,751,000        6,978,000
  Intercompany ......................................................     (1,800,000)      (1,275,000)        (865,000)
                                                                        ------------     ------------     ------------
                                                                        $137,893,000     $130,912,000     $116,776,000
                                                                        ============     ============     ============


                                                                                    YEAR ENDED AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Operating profit:
  WD-40 Company (U.S.) ..............................................   $ 25,146,000     $ 22,352,000     $ 23,391,000
  WD-40 Company Ltd. (U.K.) .........................................      7,078,000        8,134,000        6,693,000
  Other foreign subsidiaries ........................................      2,424,000        2,190,000        1,398,000
                                                                        ------------     ------------     ------------
Income from operations ..............................................     34,648,000       32,676,000       31,482,000

  Interest income, net ..............................................         54,000          398,000        1,118,000
  Other income (expense), net .......................................     (1,342,000)         338,000           53,000
                                                                        ------------     ------------     ------------
Income before income taxes ..........................................   $ 33,360,000     $ 33,412,000     $ 32,653,000
                                                                        ============     ============     ============


                                                                                          AUGUST 31,
                                                                        ----------------------------------------------
                                                                            1997             1996             1995
                                                                        ------------     ------------     ------------
Identifiable assets:
  WD-40 Company (U.S.) ..............................................   $ 46,811,000     $ 44,876,000     $ 45,587,000
  WD-40 Company Ltd. (U.K.) .........................................     16,526,000       14,949,000       12,443,000
  Other foreign subsidiaries ........................................      2,081,000        1,833,000        1,549,000
                                                                        ------------     ------------     ------------
                                                                        $ 65,418,000     $ 61,658,000     $ 59,579,000
                                                                        ============     ============     ============

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5-INCOME TAXES

The provision for income taxes includes the following:

                                                 AUGUST 31,
                                   -------------------------------------
                                      1997         1996         1995
                                   -----------  -----------  -----------
Current tax provision:
     United States...............  $ 8,359,000  $ 6,812,000  $ 8,021,000
     State.......................    1,687,000    1,818,000    1,971,000
     Foreign.....................    1,933,000    2,866,000    2,995,000
                                   -----------  -----------  -----------
           Total current.........   11,979,000   11,496,000   12,987,000
                                   -----------  -----------  -----------

Deferred tax provision (benefit):
     United States...............        8,000      563,000     (792,000)
     Foreign.....................       10,000       56,000        5,000
                                   -----------  -----------  -----------
           Total deferred........       18,000      619,000     (787,000)
                                   -----------  -----------  -----------
                                   $11,997,000  $12,115,000  $12,200,000
                                   ===========  ===========  ===========

Deferred tax assets included in other current assets are comprised of the following:

                                        AUGUST 31, 1997     AUGUST 31, 1996
                                        ---------------     ---------------
Accrued employee benefits.............      $363,000            $375,000
State income taxes....................       232,000             273,000
Reserves and allowances...............       118,000             104,000
                                            --------            --------
                                            $713,000            $752,000
                                            ========            ========

Long-term deferred tax assets and (liabilities) included in other assets are comprised of the following:

                                        AUGUST 31, 1997     AUGUST 31, 1996
                                        ---------------     ---------------
Depreciation.........................      $(281,000)          $(283,000)
Deferred compensation................        439,000             395,000
Other................................         93,000             118,000
                                           ---------           ---------
                                           $ 251,000           $ 230,000
                                           =========           =========

A reconciliation of the provision for income taxes to the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                           YEAR ENDED AUGUST 31,
                              -----------------------------------------------
                                  1997             1996             1995
                              -------------   --------------   --------------
Amount computed at U.S.
 statutory federal tax rate..  $11,676,000      $11,694,000      $11,429,000
State income taxes,
 net of federal benefit......    1,409,000        1,182,000        1,235,000
Affordable housing credits...     (654,000)        (499,000)        (111,000)
Other........................     (434,000)        (262,000)        (353,000)
                               -----------      -----------      -----------
                               $11,997,000      $12,115,000      $12,200,000
                               ===========      ===========      ===========

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
                                     ===============       ===============

The following table summarizes information concerning outstanding and exercisable options as of August 31, 1997:

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for 1997 and 1996: expected volatility of 16.99%, risk-free interest rate of 6.21%, an average expected life of three years and a dividend yield of 5.60%. The weighted average fair value of stock options granted in 1997 and 1996 was $2.58 and $2.11 per share, respectively.


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

NOTE 11--SUBSEQUENT EVENT

On September 22, 1997, the Company declared a cash dividend of $.32 per share payable on October 30, 1997 to shareholders of record on October 10, 1997.

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth certain unaudited quarterly financial information for each of the two years in the period ended August 31, 1997.


                                         NET                 GROSS               NET              EARNINGS
QUARTER ENDED:                          SALES                PROFIT             INCOME            PER SHARE*
                                     ------------          -----------        -----------         ---------
November 30, 1995............        $ 27,612,000          $15,926,000         $5,266,000         $  .34
February 28, 1996............          35,080,000           19,980,000          5,883,000            .38
May 31, 1996.................          34,228,000           18,744,000          5,036,000            .33
August 31, 1996..............          33,992,000           18,337,000          5,112,000            .33
                                     ------------          -----------        -----------          -----
                                     $130,912,000          $72,987,000        $21,297,000          $1.38
                                     ============          ===========        ===========          =====
November 30, 1996.............       $ 28,265,000          $16,846,000        $ 4,240,000          $ .28
February 28, 1997.............         39,806,000           22,334,000          6,565,000            .42
May 31, 1997..................         34,525,000           19,641,000          5,134,000            .33
August 31, 1997...............         35,297,000           19,786,000          5,424,000            .35
                                     ------------          -----------        -----------          -----
                                     $137,893,000          $78,607,000        $21,363,000          $1.38
                                     ============          ===========        ===========          =====


                                                        STOCK INFORMATION*

                                                          FISCAL 1997                             FISCAL 1996
                                               --------------------------------      ------------------------------------
PERIOD:                                        HIGH         LOW        DIVIDEND          HIGH         LOW         DIVIDEND
                                             --------     --------   -----------     ----------    ---------   -----------
First Quarter..................               26 5/8       22 1/2        $.31          21 3/8        19 3/8        $.31
Second Quarter.................               26 5/8       24 3/4        $.31          24 1/2        20 1/4        $.31
Third Quarter..................               29 7/8       24 3/8        $.31          24 3/4        22 7/8        $.31
Fourth Quarter.................               31 1/4       26            $.32          24 1/4        20 7/8        $.31

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

1996 vs 1995

Net sales increased across all of the subsidiary's territories by $5.8 million, or 24.2%, even though the currency exchange rate was a negative 3% for the year. Prime European sales increased 53%, Eastern Eurpean Sales were up 43%, and sales in the Middle East increased 10%. 3-IN-ONE sales were $2.5 million of this gain.

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

1996 vs 1995

Net interest income declined $720 thousand due to less funds being available for short-term investment. Other income (expense), net, increased $285 thousand primarily due to increases in international commission income.


PRICE INCREASES

The Company converted to CO\\2\\ propellant in the fourth quarter of FY 1996 which increased the cost of product sold. As a result, pricing to customers in North America, Europe, and Canada was adjusted accordingly. During the first and second quarters of FY 1997, prices to Asia, Latin America, and Middle East distributors were similarly increased to compensate for the additional costs incurred due to the conversion to CO\\2\\ propellent. The overall price increases were in the range of 7-9% and, as noted above, have had some impact on the Company's margins.


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

                               TEN YEAR SUMMARY

FISCAL YEAR ENDED AUGUST 31
                                                         1988          1989
                                                      -----------   -----------
Net sales...........................................  $80,005,000   $83,932,000
Cost of product sold................................   33,931,000    36,347,000
                                                      -----------   -----------
Gross profit........................................   46,074,000    47,585,000
                                                      -----------   -----------

Operating expenses..................................   21,891,000    23,744,000
Interest and other income (expense), net............    1,235,000     2,084,000
                                                      -----------   -----------
Income before income taxes..........................   25,418,000    25,925,000
Provision for income taxes..........................    9,870,000    10,170,000
                                                      -----------   -----------
Net income..........................................  $15,548,000   $15,755,000
                                                      ===========   ===========
Earnings per share..................................  $      1.03   $      1.04
                                                      ===========   ===========
Average number of shares outstanding................   15,055,014    15,104,228
Dividends per share.................................  $      0.82   $      0.95
                                                      ===========   ===========
Total assets........................................  $43,312,000   $44,640,000
                                                      ===========   ===========
Number of employees.................................           79           133

NET SALES

Thousands of Dollars

[BAR CHART APPEARS HERE]

1988           80,005
1989           83,932
1990           90,990
1991           89,833
1992           99,964
1993          108,964
1994          112,166
1995          116,776
1996          130,912
1997          137,893


   1990            1991            1992             1993            1994            1995            1996            1997
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
$90,990,000     $89,833,000     $99,964,000     $108,964,000    $112,166,000    $116,776,000    $130,912,000    $137,893,000
 40,446,000      39,828,000      42,217,000       44,686,000      47,028,000      50,229,000      57,925,000      59,286,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 50,544,000      50,005,000      57,747,000       64,278,000      65,138,000      66,547,000      72,987,000      78,607,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 27,274,000      26,305,000      29,537,000       31,242,000      32,755,000      35,065,000      40,311,000      43,959,000
  1,910,000       1,406,000       1,263,000       (1,306,000)    (11,900,000)      1,171,000         736,000      (1,288,000)
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
 25,180,000      25,106,000      29,473,000       31,730,000      20,483,000      32,653,000      33,412,000      33,360,000
  9,690,000       9,800,000      11,400,000       12,400,000       7,800,000      12,200,000      12,115,000      11,997,000
-----------     -----------    ------------     ------------    ------------    ------------    ------------    ------------
$15,490,000     $15,306,000     $18,073,000     $ 19,330,000    $ 12,683,000    $ 20,453,000    $ 21,297,000    $ 21,363,000
===========     ===========     ===========     ============    ============    ============    ============    ============
$      1.03     $      1.01     $      1.19     $       1.26    $       0.83    $       1.33    $       1.38    $       1.38
===========     ===========     ===========     ============    ============    ============    ============    ============
 15,108,308      15,111,896      15,188,486       15,320,924      15,372,248      15,400,478      15,423,728      15,512,140
$      1.01     $      0.86     $      1.08     $       1.15    $       1.15    $       1.21    $       1.24    $       1.25
===========     ===========     ===========     ============    ============    ============    ============    ============
$46,785,000     $47,752,000     $53,596,000     $ 58,784,000    $ 54,872,000    $ 59,579,000    $ 61,658,000    $ 65,418,000
===========     ===========     ===========     ============    ============    ============    ============    ============
        136             134             136              143             144             148             149             165

EARNINGS

 . Net Income: Thousands of Dollars
 . Earnings per Share: Dollars

[BAR GRAPH APPEARS HERE]

1988    15,548    1.03
1989    15,755    1.04
1990    15,490    1.03
1991    15,306    1.01
1992    18,073    1.19
1993    19,330    1.26
1994    12,683     .83
1995    20,453    1.33
1996    21,297    1.38
1997    21,363    1.38